Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

ICTV BRANDS INC.

ICTV HOLDINGS, INC.,

PhotoMedex, Inc.,

RADIANCY, INC.,

PHOTOTHERAPEUTICS LTD.,

and

RADIANCY (ISRAEL) LIMITED

Appendix I	—	Assumed Liabilities
Appendix II	—	Business Assets
Appendix III	—	Excluded Assets

Disclosure Letter

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of October 4, 2016, (the “Execution Date”) by and among ICTV Brands Inc., a Nevada corporation (“Parent”); ICTV Holdings, Inc., a Nevada corporation (“Purchaser”); PhotoMedex, Inc., a Nevada corporation (“PHMD”); Radiancy, Inc., a Delaware corporation (“Radiancy”), PhotoTherapeutics Ltd., a private limited company limited by shares, incorporated under the laws of England and Wales (“PHMD UK”), and Radiancy (Israel) Limited, a private corporation incorporated under the laws of the State of Israel (“Radiancy Israel” and, together with PHMD, Radiancy, and PHMD UK, the “Sellers” and each, a “Seller”). Parent, Purchaser and the Sellers are each sometimes referred to herein as a “Party” and, collectively, as the “Parties.” Capitalized terms which are used but not otherwise defined herein are defined in Section 1.1 below.

INTRODUCTION

This Agreement is being entered into by the Parties with reference to the following:

A.          As of the date hereof, each of the Sellers directly own and operate divisions that manufacture, sell and distribute the Consumer Products used in the Business;

B.          As of the date hereof, the Sellers directly or indirectly own all of the issued, subscribed and paid-up share capital (the “Securities”) of Radiancy (HK) Limited, a private limited company limited by shares, incorporated under the laws of Hong Kong (the “Hong Kong Foreign Subsidiary”), and LK Technology Importaçăo E Exportaçăo LTDA, a private Sociedade limitada formed under the laws of Brazil (the “Brazilian Foreign Subsidiary” and together with the Hong Kong Foreign Subsidiary, the “Foreign Subsidiaries”);

C.          The Sellers, together with one or more direct or indirect owned Subsidiaries of the Sellers, including the Foreign Subsidiaries, own, sell and distribute all of the Business Assets; and

D.          The Parties desire to enter into this Agreement pursuant to which the Sellers agree to sell, or cause to be sold, to Purchaser, and Purchaser agrees to purchase from the Sellers, and one or more of the direct or indirect Subsidiaries of the Sellers, as the case may be, all of the Transferred Assets primarily used in or necessary for the operation of the Business on the terms and subject to the conditions contained herein.

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1           Definitions. For the purposes of this Agreement, the following terms have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Assumed Liabilities” means the liabilities and obligations relating to or associated with the Business, but only to the extent such liabilities and obligations are listed on Appendix I.

“Business” means the manufacture, production and world-wide sale and distribution of the Consumer Products.

“Business Assets” means all right, title, and interest in and to all of the assets of each Seller, including (i) all Inventory; (ii) all customer and supplier lists; (iii) all current and future Intellectual Property; (iv) all products currently in development including all related materials, supporting documentation, forecasts, and third party reports; (v) all property, plant and equipment used in manufacturing and ongoing maintenance of the Business, including all tangible personal property and tooling used to manufacture the Consumer Products; (vi) purchase orders, agreements, contracts, instruments, other similar arrangements and rights thereunder, including the Contracts listed in Section 3.14(a) of the Disclosure Letter, agreements with HSN in the United States, QVC in the European Union and The Shopping Channel (TSC) in Canada with programs in place for 2017 (in each such case (HSN, QVC and TSC) to the extent consent to assignment has been obtained or is not necessary and, if not obtained, subject to Section 2.5 hereof), and residual or other rights under purchase and sale agreements to which any Seller is a party, including, without limitation the rights of PHMD to continue to sell certain Neova products in accordance with Section 10.5 of that certain Asset Purchase Agreement, dated August 30, 2016 among PHMD and the other parties thereto (to the extent consent to assignment has been obtained or is not necessary and, if not obtained, subject to Section 2.5 hereof); (vii) noncompetition agreements or provisions of Seller’s employees; (viii) leases, subleases, and rights thereunder with respect to both real and personal property; (ix) claims, deposits, rebates, discounts earned, prepayments, refunds, causes of action, chooses in action, rights of recovery, rights of set off, and rights of recoupment; (x) franchises, approvals, permits, licenses, orders, registrations, certificates, variances, and similar rights obtained from governments and Governmental Entities; (xi) books, records, ledgers, files, documents, correspondence, lists, catalogs, advertising and promotional materials, studies, reports, customer lists (provided that the Sellers may retain a copy of all customer records to be used in connection with the audit of the financial statements of the Sellers and such other matters as may arise), and other printed or written material (but excluding the corporate minute books of the Sellers); (xii) those additional assets and properties otherwise listed on Appendix II; and (xiii) the goodwill associated therewith, held by the Sellers or held by the Foreign Subsidiaries, wherever located, to the extent such assets or properties are primarily used in or necessary for the operation of the Business, but, in each case, specifically excluding the Excluded Assets. For the avoidance of doubt, the business assets to be purchased by the Purchaser do not include cash or cash equivalents nor deposits of any kind nor any customer trade receivables.

“Business Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York, or is a day on which banking institutions located in New York, NY are authorized or required by Legal Requirement or other governmental action to close.

“Business Employee” means an employee, officer, director or other service provider of the Sellers who is primarily or exclusively engaged in providing services to the Business.

“Business Intellectual Property” means all Intellectual Property of the Sellers, the Foreign Subsidiaries or any other direct or indirect Subsidiary of the Sellers, to the extent such Intellectual Property is primarily used in, or otherwise necessary for, the operation of the Business, including, without limitation, the Intellectual Property listed on Section 3.11(a) of the Disclosure Letter.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consumer Business Vendor Contracts” means all vendor and supplier Contracts that are primarily used in or necessary for the Business, including the Contracts with vendors and suppliers listed on Section 3.14(a) of the Disclosure Letter which are being assigned to Purchaser.

“Consumer Products” means proprietary products and services that address skin diseases and conditions or pain reduction using home-use devices for various indications including hair removal, acne treatment, skin rejuvenation, and lower back pain; which products are sold and distributed to traditional retail, online and infomercial outlets for home-use products and include, without limitation, the following: (a) no!no! Hair, (b) no!no! Skin, (c) no!no! Face Trainer, (d) no!no! Glow, (e) Made Ya Look, (f) no!no! Smooth Skin Care, (g) Kryobak, and (h) ClearTouch.

“Contract” means any agreement or contract or other binding obligation, commitment or undertaking whether written or verbal.

“Disclosure Letter” means the Disclosure Letter delivered by the Sellers to Purchaser concurrently with the execution and delivery of this Agreement.

“Employee Benefit Plan” means each “employee benefit plan” as such term is defined in Section 3(3) of ERISA and each other material employee benefit plan, program or arrangement relating to deferred compensation, bonus, severance, retention, employment, change of control, fringe benefit, profit sharing, unemployment compensation or other employee benefits, including any Multiemployer Plan, (i) established, maintained, sponsored or contributed to (or with respect to which an obligation to contribute has or had been undertaken) by a Seller on behalf of any current or former Business Employee or their beneficiaries or (ii) with respect to which a Seller has any current obligation or liability (continuing or otherwise) on behalf of a Business Employee.

“Environmental Laws” means all federal and state statutes or regulations concerning the pollution, protection or cleanup of the environment, including those relating to the treatment, storage, disposal, handling, transportation, discharge, emission or release of Hazardous Substances, including the Clean Air Act, the Clean Water Act, the Solid Waste Disposal Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation, and Liability Act.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means each entity that is treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” shall mean the collective reference to all (i) cash on hand or marketable securities including cash or marketable securities of the Foreign Subsidiaries, (ii) accounts receivable, (iii) the corporate records, accounting records and minute books of the Sellers, and (iv) the other assets and properties listed on Appendix III hereto.

“Excluded Liabilities” means all of the liabilities and obligations of the Sellers or their Affiliates, other than the Assumed Liabilities, including, without limitation, (i) all accounts payable, current liabilities and accrued expenses of the Business as at the Closing Date, including accounts payable and accrued expenses that are owed for media buys for advertising that have run as of the Closing Date, and/or amounts owed to suppliers as of the Closing Date, all of which accounts payable or accrued expenses shall remain the sole responsibility of Sellers, (ii) any liability of the Sellers or the Foreign Subsidiaries for income, transfer, sales, use, and all other Taxes arising in connection with the consummation of the transactions contemplated hereby (including any income Taxes arising because the Sellers are transferring the Transferred Assets), whether imposed on Sellers or the Foreign Subsidiaries as a matter of law, under this Agreement or otherwise, (iii) any liability of the Sellers or the Foreign Subsidiaries for Taxes arising on or prior to the Closing Date, including Taxes of any Person other than the Sellers or the Foreign Subsidiaries that is a liability of the Sellers or the Foreign Subsidiaries, (iv) any liability of Sellers or the Foreign Subsidiaries with respect to any Indebtedness, (v) any liability of Sellers or the Foreign Subsidiaries arising out of any threatened or pending litigation or other claim, (vi) any liability, whether arising by operation of law, contract, past custom or otherwise, for unemployment compensation benefits, pension benefits, salaries, wages, bonuses, incentive compensation, sick leave, severance or termination pay, vacation and other forms of compensation or any other form of Employee Benefit Plan (including the health benefits payable reflected on the Sellers’ or the Foreign Subsidiaries’ balance sheet), agreement (including employment agreements), arrangement or commitment payable to or for the benefit of any current or former officers, directors and other employees and independent contractors of Sellers or the Foreign Subsidiaries, (vii) any liabilities of the Sellers or the Foreign Subsidiaries to any Affiliates or current or former stockholders of any Seller or Foreign Subsidiary, (viii) any liability for costs and expenses of the Sellers in connection with this Agreement or any transactions contemplated hereby, (ix) any liability of the Seller Companies or the Business relating to returns, refunds or rebates on Consumer Products sold on or prior to the Closing Date solely to the extent that any such return, refund or rebate claims are made in strict compliance with the applicable return, refund or rebate policy relating to the Consumer Product that is the subject of such return, refund or rebate; and (x) any liability under Environmental Laws.

“Fundamental Representations” means, collectively, the representations and warranties set forth in Section 3.1 (Organization; Power; Authorization), Section 3.2(a) (Binding Effect; Noncontravention), Section 3.6(a) (Title to Assets), Section 3.9 (Tax Matters), Section 3.10 (Environmental Matters), Section 3.13 (Employee Benefits), Section 3.18 (Brokerage), Section 3.24 (Capitalization of Hong Kong Foreign Subsidiary), Section 4.1 (Organization; Power; Authorization), Section 4.2(a) (Binding Effect; Noncontravention), and Section 4.4 (Brokerage).

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Entity” means any transnational, domestic or foreign federal, state, local or other governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any waste, pollutant, contaminant, hazardous, radioactive, or toxic substance, petroleum, petroleum-based or petroleum-derived substance or waste or asbestos-containing material, the presence of which requires investigation or remediation under any Environmental Laws.

“Indebtedness” of any Person means, in each case whether or not accrued on the books of such Person, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, (ii) all obligations of such Person upon which interest charges are customarily paid or which are evidenced by notes, bonds, debentures, credit agreements or similar agreements or investments, (iii) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (iv) all obligations of such Person under capitalized leases, (v) all obligations of such Person in respect of acceptances, letters of credit or letters of guaranty issued or created for the account of such Person, and (vi) all liabilities secured by any Lien on any property owned by such Person, whether or not such Person has assumed or otherwise become liable for the payment thereof.

“Intellectual Property” means (i) United States and foreign patents, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures, inventions (whether or not patentable) and improvements thereto, (ii) United States and foreign trademarks, service marks, logos, trade dress and trade names or other source-identifying designations or devices, (iii) United States and foreign copyrights and design rights, whether registered or unregistered, and pending applications to register the same, (iv) Internet domain names and registrations thereof, (v) confidential ideas, trade secrets, proprietary rights, computer software, including source code, derivative works, moral rights, know-how, works-in-progress, concepts, methods, processes, inventions, invention disclosures, formulae, reports, data, customer lists, mailing lists, business plans or other proprietary information, and (vi) any and all other intellectual property rights throughout the world.

“IRS” means the United States Internal Revenue Service.

“Lease” means all leases, subleases and other Contracts under which any Seller Company leases, uses or occupies, or has the right to use or occupy, any real property that is primarily used in, or otherwise necessary for, the operation of the Business.

“Leased Real Estate” means all real property that any Seller Company leases, subleases or otherwise uses or occupies, or has the right to use or occupy, pursuant to a Lease.

“Legal Requirement” means any known requirement arising under any action, law, treaty, rule or regulation, determination or direction of a Governmental Entity.

“License” means all licenses, sublicenses and other Contracts under which any Seller Company licenses or has the right to use any Consumer Products, Intellectual Property, or other Business Assets that is primarily used in, or otherwise necessary for, the operation of the Business.

“Liens” means any mortgage, pledge, lien, security interest, charge, hypothecation, option, right of first refusal, easement, right of way, restriction on transfer or use, title defect, encroachment or other encumbrance or other adverse claim of any kind.

“Losses” means, with respect to any Person, any and all liabilities, costs, damages, deficiencies, penalties, amounts paid in settlement, fines or other losses or expenses incurred by such Person (including reasonable out-of-pocket expenses of investigation and reasonable out-of-pocket attorneys’ or consultants’ fees and expenses as a result or arising out of any action, suit or proceeding whether involving a Third Party Claim or a claim solely between the Parties to enforce the provisions hereof), but not including any consequential damages, special damages, incidental damages or punitive damages, except to the extent payable by an Indemnified Person to a Person in a Third Party Claim.

“Material Adverse Effect” means a material adverse effect on (i) the assets, liabilities, results of operations or condition (financial or otherwise) or prospects of the Business or the Consumer Products, or (ii) the ability of the Sellers to perform their material obligations hereunder or to consummate the transactions contemplated hereby; but excluding any effect resulting from (a) general economic conditions or general effects on the industry in which the Business is primarily engaged (including as a result of an outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war, or the occurrence of any other calamity or crisis (including any act of terrorism) or any change in financial, political or economic conditions in the United States or elsewhere) not having a materially disproportionate effect on the Consumer Products or the Business relative to other participants in the industry in which the Business is primarily engaged, or (b) any change or amendment to any Legal Requirement or any change in the manner in which any Legal Requirement is enforced generally affecting the industry in which the Business is primarily engaged and not specifically relating to or having a materially disproportionate effect on the Consumer Products or the Business relative to other participants in the industry in which the Business is primarily engaged, (c) any public announcement of the transactions contemplated by this Agreement in accordance with the terms of this Agreement, or (d) any action taken by Purchaser or its Representatives in accordance with the terms of this Agreement.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any Governmental Entity or by any arbitrator.

“Ordinary Course of Business” means the ordinary course of the operation of the Business consistent with past practices of the Seller Companies.

“Permits” means all permits, licenses, franchises, approvals, authorizations, and consents required to be obtained from Governmental Entities necessary to conduct and operate the Business as currently conducted or operated.

“Permitted Liens” means (i) liens for Taxes, which either (a) are not delinquent or (b) are set forth on Section 1.1 of the Disclosure Letter and are being contested in good faith and by appropriate proceedings and for which an appropriate reserve has been established on the Reference Financial Statements in accordance with GAAP, (ii) mechanics’, materialmen’s or contractors’ liens or encumbrances for construction in progress and workmen’s, repairmen’s, warehousemen’s and carriers’ liens arising in the Ordinary Course of Business and which do not materially impair the occupancy or use, value or marketability of the property which they encumber, (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over the real property which do not materially impair the occupancy or use, value or marketability of the property which they encumber, (iv) covenants, conditions, restrictions, easements and other matters affecting the assets or property of the Business which do not materially impair the occupancy or use, value or marketability of the property which they encumber, and (v) any matters set forth on Section 1.1 of the Disclosure Letter.

“Person” means an individual, a partnership, a corporation, an association, a limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity.

“Proceeding” means any action, audit, arbitration, examination, hearing, litigation, or suit (whether civil, criminal or administrative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

“Reference Financial Statements” means collectively, (i) the unaudited balance sheet of the Business as of June 30, 2016, and (ii) the unaudited statement of operations of the Business for the twelve months ended December 31, 2015 and the six (6) months ended June 30, 2016.

“Representatives” means, with respect to any Person, each of the Affiliates, directors, officers, employees, agents and other representatives (including attorneys, accountants and financial advisors) of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Companies” means, collectively, the Sellers and the Foreign Subsidiaries.

“Sellers’ Knowledge” means the actual knowledge of Dennis McGrath, Dolev Rafaeli, and Michele Pupach, after conducting a reasonable inquiry and investigation (consistent with such Person’s title and/or responsibility) concerning the existence of a particular fact or matter.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation or a limited liability company (with voting securities), a majority of the total voting power of shares of stock or interest entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company (without voting securities), partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity.

“Taxable Period” means any period prescribed by any Governmental Entity for which a Tax Return is required to be filed or a Tax is required to be paid.

“Taxing Authority” means any U.S. or foreign, federal, national, state, provincial, county, or municipal or other local government, any subdivision, agency, commission, or authority thereof (or any quasi-governmental body) exercising any taxing authority, or any other authority exercising tax regulatory authority in its capacity as doing such.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means, with regard to the Foreign Subsidiary, (i) any and all taxes, installments, assessments, charges, duties, fees, levies or other governmental charges, including income, franchise, margin, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, land transfer, employer, health, goods and services, harmonized sales, social contribution, employment insurance premium, unemployment compensation, disability, transfer, sales, use, service, escheat, unclaimed property, license, excise, gross receipts, value–added (ad valorem), add-on or alternative minimum, environmental, severance, stamp, occupation, premium, and all other taxes of any kind for which a Person may have any liability imposed by any Taxing Authority, whether disputed or not, and any charges, fines, interest or penalties imposed by any Taxing Authority or any additional amounts attributable or imposed with respect to such amounts, and with regard to Sellers, any and all sales and use and employment-related taxes, installments, assessments, charges, duties, fees, levies or other governmental charges, including withholding, employment, payroll, social security, employer, health, goods and services, harmonized sales, social contribution, employment insurance premium, unemployment compensation, disability, sales, use, and value-added (ad valorem), and severance taxes for which a Person may have any liability imposed by any Taxing Authority, whether disputed or not, and any charges, fines, interest or penalties imposed by any Taxing Authority or any additional amounts attributable or imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, combined, consolidated or unitary group for any Taxable Period; (iii) any liability for the payment of amounts of the type described in clause (i) or clause (ii) as a result of being a transferee of, or a successor in interest to, any Person or as a result of an express or implied obligation to indemnify any Person.

“Third Party Claim” means any claim or Proceeding by any Person, other than the Sellers, Purchaser or any of their respective Affiliates.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Transition Services Agreement and the Transfer Documentation.

“Transfer Documentation” means a bill of sale, an assignment and assumption agreement, a patent assignment, a domain name assignment, a trademark assignment and such other transfer documents as the Parties shall agree, all in form and substance previously agreed by the Parties.

“Transferred Assets” means, collectively, the Securities and the Business Assets.

“Transition Services Agreement” means that certain Transition Services Agreement, dated as of the Closing Date, among the Sellers and Purchaser, in the form and substance previously agreed by the Parties.

Section 1.2          Additional Defined Terms.

Each of the following terms is defined in the Section set forth opposite such term:

Agreement	Preamble
Allocation Schedule	Section 8.7
Applicable Plans	Section 5.5(b)
Brazilian Foreign Subsidiary	Recitals
Business Assets	Preamble
Business Contracts	Section 3.14(a)
Closing	Section 2.3
Closing Date	Section 2.3
Continuing Employees	Section 5.5(a)
Escrow Agreement	Section 2.2(a)
Execution Date	Preamble
Finally Determined	Section 7.5(c)
Financial Statements	Section 3.3(b)

Foreign Subsidiaries	Recitals
Health Care Laws	Section 3.19
Hong Kong Foreign Subsidiary	Recitals
Indemnified Person	Section 7.2(a)
Indemnifying Person	Section 7.2(b)
Information Statement	Section 5.15(a)
Inventory	Section 3.6(c)
Non-Assignable Asset	Section 2.5
Notice of Claim	Section 7.2(a)
Offered Employees	Section 5.5(a)
Parent	Preamble
Party	Preamble
PHMD	Preamble
PHMD UK	Preamble
Pre-Closing Tax Period	Section 3.9(j)(i)
Purchase Price	Section 2.2
Purchaser	Preamble
Purchaser Indemnified Persons	Section 7.1(a)
Radiancy	Preamble
Radiancy Israel	Preamble
Royalty	Section 7.5(a)
SEC Documents	Section 3.3(a)
Second Payment	Section 2.2(b)
Securities	Recitals
Seller	Preamble
Seller Indemnified Persons	Section 7.1(b)
Separate Allocation	Section 8.7
Set-Off Notice	Section 7.5(b)
Straddle Period	Section 8.3
Tax Proceedings	Section 8.1(b)
Third Party Notice	Section 7.2(b)
Transfer Date	Section 5.5(c)
Transfer Taxes	Section 5.2(b)

Section 1.3          Interpretation. Unless otherwise indicated to the contrary herein by the context or use thereof (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof, (b) the word “including” means “including, but not limited to,” (c) words importing the singular will also include the plural, and vice versa, and (d) any reference to any federal, state, local, or foreign statute or law (including within the definition of Legal Requirement) will be deemed also to refer to all rules and regulations promulgated thereunder. References to $ will be references to United States Dollars, and with respect to any Contract, obligation, liability, claim or document that is contemplated by this Agreement but denominated in currency other than United States Dollars, the amounts described in such Contract, obligation, liability, claim or document will be deemed to be converted into United States Dollars for purposes of this Agreement as of the applicable date of determination.

ARTICLE II

THE TRANSACTION AND CLOSING

Section 2.1          Purchase and Sale. At the Closing upon the terms and subject to the conditions set forth herein, (a) Purchaser shall purchase from the Sellers, and one or more of their direct or indirect Subsidiaries, and the Sellers shall, or shall cause one or more of their direct or indirect Subsidiaries to, as applicable, sell, convey, assign, transfer and deliver to Purchaser, the Transferred Assets, and (b) the Sellers shall, or shall cause one or more of their direct or indirect Subsidiaries, as applicable, to assign, and Purchaser shall assume and become responsible for paying, performing and discharging, the Assumed Liabilities.

For the avoidance of doubt, the Transferred Assets shall not, and shall not be deemed to, include any of the Excluded Assets, and neither Purchaser nor Parent shall be deemed to assume any of the Excluded Liabilities.

Section 2.2          Purchase Price. The Parties hereto agree that the Purchase Price shall be Nine Million, Five Hundred Thousand Dollars ($9,500,000) (the “Purchase Price”). The Parent and the Purchaser shall pay the Purchase Price to the Sellers or their designees as hereinafter provided (it being understood that the Parent and the Purchaser are jointly and severally liable for the obligation to pay the Purchase Price as hereinafter set forth):

(a)          On or prior to the date of this Agreement, Three Million Dollars ($3,000,000) shall be delivered by the Parent and the Purchaser by wire transfer of immediately available funds to an escrow account established by the Parent and the Purchaser’s counsel in such Parent and Purchaser’s counsel’s IOLTA Trust Account to be held by Parent and Purchaser’s counsel, as escrow agent under an escrow agreement entered into on or prior to the date hereof among the parties hereto and certain investors in the Parent’s securities (the “Escrow Agreement”), said escrow funds to be paid to the Sellers at the Closing in accordance with the Escrow Agreement and this Agreement.

(b)          On or before the ninetieth (90th) day following the Closing Date, the Parent and the Purchaser shall pay to the Sellers Two Million Dollars ($2,000,000) (the “Second Payment”) in immediately available funds to an account specified by the Sellers in writing; provided that on or before the date hereof the Parent and the Purchaser shall deliver to the Sellers a letter of credit in form and substance satisfactory to the Sellers that secures the Parent and the Purchaser’s obligation to make the Second Payment.

(c)          The Parent and the Purchaser shall pay to the Sellers a continuing royalty on net cash (invoiced amount less sales refunds, returns, rebates, allowances and similar items) actually received by Purchaser or its Affiliates from sales of the Consumer Products, commencing with net cash actually received by the Purchaser or its Affiliates from and after the Closing Date and continuing until the total royalty paid to Sellers totals Four Million, Five Hundred Thousand Dollars ($4,500,000), calculated as set forth below. The Parent and the Purchaser shall make royalty payments under this Section 2.2(c) to the Sellers on a monthly basis in arrears within thirty days of each month end. Upon request, the Parent and the Purchaser shall provide PHMD with financial records reasonably required to verify net cash actually received by the Purchaser or its Affiliates from sales of the Consumer Products during the applicable period. PHMD may make such a request no more often than once every three months. The Parent and the Purchaser shall cooperate fully with PHMD with respect to these requests and shall provide reasonably requested records within 15 days of any such request. PHMD agrees to keep all records provided by the Parent and the Purchaser confidential and to either destroy or return the records to the Parent or the Purchaser upon completion of its audit. Any discrepancies found will be reviewed by the Parent and the Purchaser and, if confirmed, corrected by way of a refund or payment, as appropriate. In the event of confirmed discrepancies or a determination by the Independent Accountant (as defined below) that resulted in a shortfall to the Sellers of more than 5% of payments to which it was entitled for the time period in question, then, in addition to paying the amount of the shortfall, the Parent and the Purchaser shall reimburse PHMD for the reasonable costs of the audit (including fees and expenses of the Independent Accountant. In the event that Parent/Purchaser and PHMD cannot resolve any discrepancies within thirty (30) days of PHMD’s written notice thereof to Parent/Purchaser, then at any time thereafter, PHMD may submit the disputed items for final review and determination by an independent accountant of nationally recognized standing selected by the New York Regional Office of the American Arbitration Association in accordance with the procedures of the American Arbitration Association (the “Independent Accountant”). Each of the Parent/Purchaser and PHMD shall be party to the engagement letter entered into with the Independent Accountant. The Independent Accountant shall act as an arbitrator to resolve the disputed items in question in accordance with the provisions and definitions in this Agreement. The Independent Accountant shall provide its final determination to the Purchaser/Parent and PHMD in writing with a reasonably detailed explanation of the reasons for its determinations. All such determinations shall be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error), and may be entered and enforced in any court having jurisdiction. All costs and expenses of the Independent Accountant shall be borne equally by Purchaser/Parent, on the one hand, and PHMD, on the other hand; provided, however, that if a determination by the Independent Accountant that resulted in a shortfall to the Sellers of more than 5% of payments to which it was entitled for the time period in question, then, in addition to paying the amount of the shortfall, the Parent and the Purchaser shall be solely responsible for all costs and expenses of the Independent Accountant.

(i)          Thirty-Five Percent (35%) of net cash (invoiced amount less sales refunds, returns, rebates, allowances and similar items) actually received by Purchaser or its Affiliates from the sale of all Consumer Products sold through live television promotions made through Home Shopping Network (HSN) in the United States, QVC in the European Union, and The Shopping Channel (TSC) in Canada, less (A) deductions for sales commissions actually paid and on-air costs incurred for those amounts collected related to the sale of Consumer Products made through HSN in the United States, QVC in the European Union, and The Shopping Channel (TSC) in Canada, and (B) the cost of goods sold to generate such net cash; and

(ii)         Six Percent (6%) of net cash (invoiced amount less sales refunds, returns, rebates, allowances and similar items) actually received by Purchaser or its Affiliates from the sale of all Consumer Products other than sales described in Section 2.2(c)(i).

For the avoidance of doubt, in calculating net cash actually received by the Purchaser or its Affiliates, (a) subject to clause (b) below, the Purchaser shall have the right to deduct all refunds, returns, rebates, allowances and similar items of any kind whatsoever, and (b) the maximum amount of refunds, returns, rebates, allowances and similar items for the period prior to the Closing shall be capped at $500,000.

Section 2.3          The Closing. The closing of the transactions contemplated hereby (collectively, the “Closing”) shall take place through the exchange of signature pages through electronic mail or otherwise as agreed to by the Parties on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself), or such other date and time as the Parties may mutually determine. The date of the Closing is referred to as the “Closing Date.”

Section 2.4          Payment of Purchase Price; Closing Deliverables. At the Closing (or, with respect to the Securities, as provided in Section 2.7), as applicable:

(a)          Purchaser or Parent, as applicable, shall deliver or cause to be delivered to the Sellers or their designees:

(i)          a payment of Three Million Dollars ($3,000,000) from the escrow account created under the Escrow Agreement by check or confirmed wire transfer;

(ii)         the Transition Services Agreement duly executed by Purchaser;

(iii)        the Transfer Documentation duly executed by Purchaser;

(iv)        a certificate, dated as of the Closing Date and executed on behalf of Purchaser by its secretary, certifying the resolutions of the board of directors of Purchaser approving this Agreement and the transactions contemplated hereby; and

(v)         the various certificates, agreements, instruments and documents referred to in Section 6.2 below;

(b)          The Sellers shall deliver or cause to be delivered to Purchaser or its designees:

(i)          the Transition Services Agreement duly executed by the Sellers;

(ii)         the Transfer Documentation duly executed by the applicable Seller;

(iii)        a certificate from the Governmental Entity in the state or other jurisdiction in which each of the Seller Companies is organized, dated within five Business Days prior to the Closing Date, and certifying that the such entity is in good standing;

(iv)       a certificate stating that neither of the Sellers is a foreign person within the meaning of Section 1445(f)(3) of the Code, prepared in accordance with Treasury Regulation Section 1.1445-2(b)(2);

(v)        the various certificates, agreements, instruments and documents referred to in Section 6.1 below; and

(vi)       evidence reasonably satisfactory to Purchaser of the termination and release of all Liens (other than any Permitted Liens) on all Transferred Assets.

Section 2.5          Non-Assignable Asset. To the extent that any Business Asset is not assignable without the consent of another party, this Agreement shall not constitute an assignment or an attempted assignment thereof if such assignment or attempted assignment would constitute a breach thereof or a default thereunder. The Sellers, on the one hand, and Purchaser, on the other hand, shall use commercially reasonable efforts to obtain the consent of such other party to the assignment of any such Business Asset to Purchaser in all cases in which such consent is or may be required for such assignment. If any such consent shall not be obtained with respect to any such Business Asset (each, a “Non-Assignable Asset”), to the extent permitted by Legal Requirement, (a) the Sellers shall cooperate with Purchaser in any mutually agreeable reasonable arrangement designed to provide to Purchaser substantially equivalent benefits to those that would have been assigned to Purchaser with respect to the relevant Non-Assignable Asset had such consent been obtained, including enforcement thereof and of all rights of the Sellers against any other Person with respect to such Non-Assignable Asset, (b) the Sellers shall take all such actions and do, or cause to be done, all such things as shall reasonably be necessary and proper in order that the value of any Non-Assignable Assets shall be preserved and shall inure to the benefit of Purchaser, (c) the Sellers shall pay over to Purchaser promptly following receipt, all monies collected by or paid to the Sellers in respect of such Non-Assignable Assets, and (d) the Purchaser shall have the sole responsibility for all obligations and liabilities arising out of such Non-Assignable Assets to the extent that the same would have constituted Assumed Liabilities had such consent been obtained.

Section 2.6          Consumer Business Vendor Contracts. To the extent any Consumer Business Vendor Contracts that are used in, or otherwise necessary for, the operation of the Business cannot be assigned to the Purchaser for any reason, the Sellers shall, at Purchaser’s sole cost and expense, cooperate with Purchaser in any mutually agreeable reasonable arrangement designed to provide to Purchaser substantially equivalent benefits to those that would have been assigned to Purchaser with respect to the relevant Consumer Business Vendor Contract(s) had such Contract(s) been assigned to Purchaser at Closing, from the Closing Date until no later than December 31, 2016; provided, however, that Purchaser shall use its commercially reasonable efforts to negotiate its own Contract(s) with the counter party(s) to such Consumer Business Vendor Contract(s) or other substitute arrangements as expeditiously as reasonably practicable. The consummation of the transactions contemplated hereby, in and of itself, shall not be deemed to limit or prevent either Party from entering into, maintaining, pursuing or negotiating its own business relationship with any counter party to a Consumer Business Vendor Contract, subject to the Parties’ compliance with the other provisions of this Agreement, including without limitation Section 5.6.

Section 2.7          Transfer of the Securities. At the Closing, the Sellers shall deliver to the Purchaser duly executed stock powers and other instruments of transfer in form and substance satisfactory to the Purchaser as are necessary to transfer the ownership of the Securities to the Purchaser in accordance with all applicable Legal Requirements. At the Closing, the Purchaser or its designee shall become the legal and beneficial owner of the Securities, which, as of the Closing, shall constitute all of the issued and outstanding securities of the Foreign Subsidiaries.

Section 2.8          Withholding Tax.  Purchaser shall be entitled to deduct and withhold from the Purchase Price all Taxes that Purchaser may be required to deduct and withhold under any provision of the Code or any provision of applicable Legal Requirements.  To the extent that amounts are so withheld, all such amounts withheld by Purchaser shall be treated for all purposes of this Agreement as having been paid to the Sellers by Purchaser.  To the extent that Purchaser becomes aware of any withholding Taxes applicable to the payment of the Purchase Price (other than due to a failure to provide the certificates specified in Section 2.4(b)(iv)), Purchaser shall provide prompt written notice to the Sellers of the amount of such Tax and the reason for such withholding.  The Parties will undertake commercially reasonable efforts to minimize withholding Taxes on the payments contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

As a material inducement to Purchaser to enter into this Agreement and to purchase the Transferred Assets, the Sellers hereby jointly and severally represents and warrants to Purchaser as follows:

Section 3.1          Organization; Power; Authorization. Each Seller is a corporation duly organized, validly existing and in good standing under the laws of its state of organization. Each Seller has all necessary corporate power and authority to enter into, deliver and carry out its obligations pursuant to this Agreement and the Transaction Documents to which it is or will be a party. Each Seller’s execution, delivery and performance of this Agreement and the Transaction Documents to which such Seller is or will be a party has been duly authorized by all necessary action on the part of such Seller. The Hong Kong Foreign Subsidiary is a company duly organized and validly existing under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. Each Seller Company, as the case may be, has all necessary power and authority to operate the applicable portion of the Business as currently conducted by it and to own and use the properties owned and used by it. The Seller Companies are duly authorized to conduct business and are in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to be so qualified would not have a Material Adverse Effect.

Section 3.2          Binding Effect; Noncontravention.

(a)          This Agreement has been, and each other Transaction Document to which a Seller is a party will be, duly executed and delivered by such Seller and (assuming due authorization, execution and delivery by Purchaser) constitutes (or in the case of the other Transaction Documents, will constitute) a valid and binding obligation of such Seller which is enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a Proceeding at law or in equity).

(b)          Except as set forth on Section 3.2(b) of the Disclosure Letter, neither the execution and the delivery of this Agreement or the other Transaction Documents by the Sellers nor the consummation of the transactions contemplated hereby, will (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under (or an event which with notice or lapse of time or both would become a default), give to others any rights of termination, amendment, acceleration or cancellation of or result in a violation of, (iii) result in the creation of any Lien (other than Permitted Liens) upon any Transferred Asset pursuant to, or (iv) require any authorization, consent, approval, exemption or other action by or declaration or notice to any Person or Governmental Entity pursuant to (A) any Business Contract or any material Contract to which any Seller Company is a party, by which it is bound, or to which any of its assets are subject, (B) the certificate of incorporation, bylaws or similar governing documents of any Seller Company, or (C) under any Legal Requirement.

Section 3.3          Financial Statements.

(a)          All reports, schedules, forms, statements and other documents that were required to be filed prior to the date hereof by PHMD with the SEC pursuant to the reporting requirements of the Exchange Act are referred to herein as the “SEC Documents.” All such SEC Documents are available on the EDGAR system. As of their respective dates, the disclosures and other information within the SEC Documents that related to the Business or the Transferred Assets complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact related to the Business or the Transferred Assets or omitted to state a material fact related to the Business or the Transferred Assets required to be stated therein or necessary in order to make the statements therein with respect to the Business and/or the Transferred Assets, in light of the circumstances under which they were made, not misleading.

(b)          The following financial statements for the Business are referred to hereafter, collectively, as the “Financial Statements”: (i) summary balance sheet and summary profit and loss statement of the Business as of and for the calendar year ended December 31, 2015 and 2014 and for the calendar quarters ended March 31, 2016 and June 30, 2016. Each Financial Statement has been prepared with account balances in accordance with GAAP based upon the books and records of each Seller applied on a consistent basis throughout the periods covered thereby and fairly presents in all material respects the summary financial condition of the Business and its results of operations as of such dates and for the periods specified, are consistent with the books and records of each of the Sellers (which books and records fairly present in all material respects the financial information of the Sellers), and provide adequate reserves for inventory, accounts receivable and warranty claims.

Section 3.4          No Indebtedness or Undisclosed Liabilities. Except as set forth in Section 3.4 of the Disclosure Letter, the Business has no Indebtedness or liabilities or obligations of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, except for (a) current liabilities incurred in the Ordinary Course of Business, (b) liabilities or obligations explicitly disclosed in the Disclosure Letter as such, (c) future performance obligations under Business Contracts or Employee Benefit Plans that did not result from any breach or default thereunder, and (d) obligations to comply with applicable Legal Requirements that did not result from any breach or default thereunder.

Section 3.5          Absence of Changes. Since June 30, 2016, except as set forth in Section 3.5 of the Disclosure Letter, the Business has been operated in the Ordinary Course of Business in all material respects and there has been, with respect to the Business, no:

(a)          event that has had or would reasonably be expected to have a Material Adverse Effect;

(b)          change in the Hong Kong Foreign Subsidiary’s authorized or issued equity securities; grant of any option or right to purchase equity securities of the Hong Kong Foreign Subsidiary; issuance of any security convertible into such equity securities; grant of any registration rights; or purchase, redemption, retirement, or other acquisition by the Hong Kong Foreign Subsidiary of any such equity securities;

(c)          amendment to the certificate of incorporation, bylaws or other organizational documents of the Hong Kong Foreign Subsidiary;

(d)          payment or increase by any Seller Company of any bonuses, salaries, or other compensation to any director, officer, or employee of the Business, in each case, other than as required by any existing Contract, Legal Requirement or the terms of an Employee Benefit Plan, or entry into any employment, severance, or similar Contract with any director, officer, or employee of the Business;

(e)          adoption of, or material increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other Employee Benefit Plan for or with any employees of the Business;

(f)          damage to or destruction or loss of any asset or property of the Business, whether or not covered by insurance, that materially and adversely affects the properties, assets, business, financial condition, or prospects of the Business or the Transferred Assets, taken as a whole;

(g)          entry into, termination of, or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement that is material to the Business, (ii) any Contract included in the Business Assets or transaction involving the Business with a total remaining commitment by or to any Seller Company that is or is reasonably expected to be in excess of $25,000, or (iii) any other Business Contract, in each case, other than in the Ordinary Course of Business;

(h)          sale, lease or other disposition of any Business Assets, other than (i) in the Ordinary Course of Business, (ii) assets or property having an aggregate value of less than $25,000, or (iii) payments of cash dividends;

(i)           mortgage, pledge, or imposition of any Lien (other than Permitted Liens) on any Business Asset;

(j)           cancellation or waiver of any claims or rights with respect to a Business Asset with a value in excess of $25,000;

(k)          material change in the accounting methods or policies used by any Seller Company in respect of the Business;

(l)           claim of litigation or any cancellation, compromise, waiver, or release of any right or claim (or series of related rights and claims) either involving more than $25,000 or outside the Ordinary Course of Business; or

(m)         agreement, whether oral or written, by any Seller Company to do any of the foregoing in respect of the Business.

Section 3.6          Title to Assets; Condition; Inventory.

(a)          Except as set forth in Section 3.6 of the Disclosure Letter, the Seller Companies, and one or more of their direct or indirect Subsidiaries, collectively have good and marketable title to, or a valid and binding leasehold interest in or right to use, all of the Business Assets, free and clear of all Liens except for Permitted Liens. Except for the Excluded Assets, the Business Assets comprise all assets that are primarily used in, or otherwise necessary for, the operation of the Business as conducted immediately prior to the Closing. The Business Assets, together with the services to be provided by the Sellers to the Purchaser pursuant to the Transition Services Agreement, are sufficient for the continued conduct of the Business immediately after the Closing in substantially the same manner as conducted immediately prior to the Closing.

(b)          The buildings, plants, structures, and equipment of the Business are (i) structurally sound, (ii) in good operating condition and repair, ordinary wear and tear excepted, and (iii) adequate for the uses to which they are being put, in each case, in all material respects.

(c)          All inventory, finished goods, raw materials, work in progress, supplies, and other inventories of the Business (“Inventory”), consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All Inventory is owned by the Seller Companies free and clear of all Liens, except for Permitted Liens, and no Inventory is held on a consignment basis. The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Business.

Section 3.7          Compliance with Laws; Permits.   Section 3.7 of the Disclosure Letter correctly lists each Permit that is material to the operation of the Business as conducted immediately prior to the Closing, together with the name of the Governmental Entity issuing such Permit. Each Permit is held by a Seller Company and is valid and in full force and effect, no Seller Company is in default in any material respect under, and, to Sellers’ Knowledge, no condition exists that with notice or lapse of time or both would constitute a default under, any such Permit and none of such Permits will be terminated, become terminable or otherwise be materially and adversely affected solely as a result of the transactions contemplated hereby. The Seller Companies have made all material filings with Governmental Entities necessary to conduct and operate the Business as currently conducted or operated and, with respect to the Hong Kong Foreign Subsidiary, to permit the Hong Kong Foreign Subsidiary to own or use its assets in the manner in which such assets are currently owned or used. The Seller Companies are in material compliance with all applicable Legal Requirements relating to the operation of the Business.

Section 3.8          Proceedings; Orders. Except as set forth on Section 3.8 of the Disclosure Letter, there is no pending or, to Sellers’ Knowledge, threatened Proceeding (or any reasonable basis therefor) (a) that challenges the validity of this Agreement or any action taken or to be taken by the Sellers in connection herewith or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement, or (b) that has been commenced by or against any Seller Company or any of their respective assets, officers or directors that would adversely affect the Business or the Transferred Assets. Except as set forth on Section 3.8 of the Disclosure Letter, (i) there is no Order to which the Hong Kong Foreign Subsidiary, the Business or the Transferred Assets is subject, and (ii) neither Seller is subject to any Order that relates to the Hong Kong Foreign Subsidiary, the Business or the Transferred Assets.

Section 3.9          Tax Matters. Except as set forth in Section 3.9 of the Disclosure Letter:

(a)          All sales and use and employment-related Tax Returns required to be filed by or with respect to the Business and the Transferred Assets, and all Tax Returns required to be filed by or with respect to the Hong Kong Foreign Subsidiary have been timely filed (taking into account all validly-obtained extensions). All such Tax Returns are true, correct, and complete in all material respects and all material Taxes due and owing (whether or not shown on such Tax Returns) have been paid. Solely with respect to Business and the Transferred Assets, the Seller Companies have complied with all material Legal Requirements relating to the withholding of sales and use and employment-related Taxes and have withheld and paid on a timely basis all such material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, company clinician, independent contractor, creditor, stockholder, or other third party. No Seller Company has received any notice that any Taxing Authority has threatened that it is in the process of imposing any Lien for such Taxes (other than a Permitted Lien) on the Transferred Assets or assets of any Foreign Subsidiary for the failure to pay any Taxes. No material deficiencies or assessments for such Taxes have been or are being asserted, or to Sellers’ Knowledge, proposed or threatened.

(b)          No material Proceedings before any Taxing Authority are currently pending with regard to any sales and use or employment-related Taxes or Tax Returns with regard to the Business or the Transferred Assets, or with regard to the Taxes of the Hong Kong Foreign Subsidiary). No Seller Company has received any written notice (or to Sellers’ Knowledge, any threat) of any such audits or Proceedings as described in this Section 3.9(b).

(c)          No written claims (or, to Sellers’ Knowledge, oral claims) have ever been made by a Taxing Authority in a jurisdiction in which the Hong Kong Foreign Subsidiary does not file Tax Returns that the Hong Kong Subsidiary is or may be subject to taxation by that jurisdiction.

(d)          There are not now any extensions of time in effect with respect to the dates on which any Tax Returns of the Hong Kong Foreign Subsidiary were or are due to be filed.

(e)          There are no outstanding or requested waivers of any statutes of limitations or agreements by or on behalf of the Hong Kong Foreign Subsidiary for the extension of time for the assessment of any Taxes or deficiency thereof, nor are there any requests for rulings, outstanding subpoenas or requests for information, notice of proposed reassessment of the Transferred Assets or any property owned or leased by the Hong Kong Foreign Subsidiary or any other matter pending between the Hong Kong Foreign Subsidiary, on the one hand, and any Taxing Authority, on the other hand.

(f)           The Hong Kong Foreign Subsidiary has not entered into any transaction that constitutes a “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

(g)          No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes of the Hong Kong Foreign Subsidiary that would have continuing effect after the Closing Date;

(h)          Neither Seller is a “foreign person” as that term is defined in Section 1445 of the Code;

(i)          Since the date of its formation, the Hong Kong Foreign Subsidiary (i) has been classified as and properly treated as a Controlled Foreign Corporation for U.S. federal income tax purposes and applicable provisions of state and local law, and (ii) has not made an election to be treated as other than a corporation for U.S. federal, state or local income tax purposes;

(j)          The Hong Kong Foreign Subsidiary will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Taxable Period (other than a Pre-Closing Tax Period) as a result of any:

(i)          use of an improper method of accounting for a Taxable Period ending on or before the Closing Date (the “Pre-Closing Tax Period”);

(ii)         “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of any state, local or foreign Tax Legal Requirements) executed on or during the Pre-Closing Tax Period;

(iii)        installment sale or open transaction disposition made during the Pre-Closing Tax Period; or

(iv)       prepaid amount received on or prior to the Closing Date.

(k)          Notwithstanding anything in this Agreement to the contrary, (i) the representations and warranties in this Section 3.9 and Section 3.13 are the sole and exclusive representations and warranties of the Sellers concerning Tax matters, and (ii) cannot be relied upon with respect to Tax liabilities to the extent attributable to a post-Closing Taxable Period (using the methodology of Section 8.3 for the purpose of allocating Straddle Period Taxes), except to the extent that such Tax liabilities result from the breach of any of the representations in Section 3.9(k).

Section 3.10          Environmental Matters.

(a)          Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect:

(i)          The operation of the Business by the Seller Companies is, and has been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the Business as currently conducted.

(ii)         With respect to the operation of the Business, the Seller Companies have not (A) produced, processed, manufactured, generated, transported, treated, handled, used, stored, disposed of or released any Hazardous Substances, except in compliance with Environmental Laws, at any Leased Real Estate, or (B) exposed any employee or any third party to any Hazardous Substances.

(iii)        With respect to the operation of the Business, the Seller Companies have not received written notice of and there is no Proceeding pending, or to Sellers’ Knowledge, threatened against any of the Seller Companies, alleging any liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law. None of the Seller Companies is subject to any Order or written agreement by or with any Governmental Entity imposing any liability or obligation with respect to any of the foregoing.

(iv)       The Seller Companies have all Permits necessary for the conduct of the Business that are required under applicable Environmental Laws and are in compliance with the terms and conditions of all such Permits.

(v)        The Seller Companies have provided or made available to Purchaser all environmental reports, assessments, audits, studies, investigations and data in its custody or possession concerning the Business.

(vi)       None of the transactions contemplated by this Agreement or the Transaction Documents will trigger any filing requirement or other action under any applicable Environmental Law, including any environmental “transfer law.”

(b)          The representations and warranties in this Section 3.10 are the sole and exclusive representations of the Seller Companies concerning the environmental matters addressed in this Section 3.10, including, without limitation, any matters arising under Environmental Laws.

Section 3.11          Intellectual Property.

(a)          Section 3.11(a) of the Disclosure Letter sets forth a complete and accurate list of all Business Intellectual Property.

(b)          Except as set forth in Section 3.11(b) of the Disclosure Letter, the Business Intellectual Property constitutes all material Intellectual Property that is necessary for the operation of the Business as conducted immediately prior to the Closing. The Seller Companies, or one or more of their wholly owned Subsidiaries, have good title to, or a valid and binding license to, all of the Business Intellectual Property, free and clear of all Liens except for Permitted Liens.

(c)          Except as set forth in Section 3.11(c) of the Disclosure Letter, there is no pending or, to Sellers’ Knowledge, threatened Proceeding by any Person: (i) challenging the applicable Seller Company’s rights in or to any Business Intellectual Property; (ii) challenging the validity, enforceability or scope of any Business Intellectual Property; or (iii) asserting that any Business Intellectual Property infringes, misappropriates or otherwise violates, or would upon the commercialization of any product or service under development violate, the Intellectual Property of any Person. This Section 3.11(c) constitutes the sole representation and warranty of the Seller Companies under this Agreement with respect to any actual or alleged infringement, misappropriation or other violation by the Seller Companies of the Intellectual Property of any other Person.

(d)          Except as set forth in Section 3.11(d) of the Disclosure Letter, no third Person has rights to any Business Intellectual Property. No Person is infringing, misappropriating or otherwise violating any Business Intellectual Property. The Seller Companies, or one or more of their wholly owned Subsidiaries, as applicable, have taken all steps reasonably necessary to secure their interest in Business Intellectual Property, including obtaining all necessary assignments from each of its employees, consultants and contractors pursuant to a written agreement containing a present tense assignment of all Intellectual Property created by such employee, consultant or contractor. The Seller Companies, or one or more of their wholly owned Subsidiaries, as applicable, have taken commercially reasonable steps to protect and maintain all Business Intellectual Property, including without limitation to preserve the confidentiality of any trade secrets.

Section 3.12          Real Estate. The Seller Companies do not own any real property that is used in the operation of the Business. Section 3.12 of the Disclosure Letter contains a true, complete and accurate list of the Leased Real Estate, including, each relevant Lease, the date of such Lease and any amendments thereto. Except as would not, individually or in the aggregate, be material to the Business, (a) each Seller Company has a valid and subsisting leasehold estate in each parcel of real property demised under a Lease to it for the full term of the respective Lease, free and clear of any Liens other than Permitted Liens, (b) all Leases are valid and in full force and effect except to the extent they have previously expired or terminated in accordance with their terms, and (c) no Seller Company nor, to Sellers’ Knowledge, any third party, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of, any Lease. The Seller Companies have not assigned, pledged, mortgaged, hypothecated or otherwise transferred any Lease nor have the Seller Companies entered into with any other Person any sublease, license or other agreement that is material to the Business and that relates to the use or occupancy of all or any portion of the Leased Real Estate.

Section 3.13          Employee Benefits.

(a)          Section 3.13(a) of the Disclosure Letter sets forth a true, complete and accurate list of all material Employee Benefit Plans. The Sellers have delivered or otherwise made available to Purchaser: (i) copies of all material documents embodying and relating to each Employee Benefit Plan, including the plan document, all amendments thereto and all related trust documents; (ii) the most recent annual report (Form 5500), if any, required under ERISA or the Code in respect of each Employee Benefit Plan; (iii) the most recent actuarial report (if applicable) for all Employee Benefit Plans; (iv) the most recent summary plan description, if any, required under ERISA with respect to each Employee Benefit Plan; and (v) the most recent IRS determination or opinion letter issued with respect to each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code. Other than as set forth in Section 411(d)(3) of the Code, there are no restrictions on the ability of the sponsor of each Employee Benefit Plan to amend or terminate any Employee Benefit Plan, and the sponsor of each Employee Benefit Plan has reserved such rights to amend or terminate such Employee Benefit Plan.

(b)          Each Employee Benefit Plan intended to qualify under Section 401(a) of the Code has received a determination or opinion letter from the Internal Revenue Service upon which it may rely regarding its tax-qualified status under the Code and, to Sellers’ Knowledge, no event has occurred that would reasonably be expected to cause the loss of such qualification. All payments and contributions (including insurance premiums) due and payable as of the Closing Date to each Employee Benefit Plan required to be paid by the Sellers pursuant to the terms of an Employee Benefit Plan or by applicable Legal Requirement with respect to all prior periods have been made or provided for by the Seller or the Hong Kong Foreign Subsidiary in accordance with the provisions of such Employee Benefit Plan or applicable Legal Requirement. No Proceeding has been instituted or, to Sellers’ Knowledge, is threatened against any of the Employee Benefit Plans (other than routine claims for benefits and appeals of such claims).  Each Employee Benefit Plan complies in form and has been established, administered and maintained in all material respects in accordance with its terms and applicable Legal Requirements, including, without limitation, ERISA and the Code. No Employee Benefit Plan is under an audit or investigation by the Internal Revenue Service, U.S. Department of Labor, Pension Benefit Guaranty Corporation or any other Governmental Entity. No Employee Benefit Plan provides any post-retirement health and welfare benefits to any current or former employee of the Sellers, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable state or local Legal Requirement. No non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA and Section 4975 of the Code, has occurred or is reasonably expected to occur with respect to any Employee Benefit Plan, and no circumstance has occurred that would subject the Sellers to a Tax or penalty imposed by either Section 502(i) of ERISA or Section 4975 of the Code.

(c)          No Employee Benefit Plan to which the Sellers or any ERISA Affiliate made, or was required to make, contributions, or which any of them maintained or sponsored, during the past six years, is subject to Title IV of ERISA. Except as set forth on Section 3.13(c) of the Disclosure Letter, none of the Sellers nor any ERISA Affiliate contributes to, or has during the past six years contributed to, a Multiemployer Plan.

(d)          Except as set forth on Section 3.13(d) of the Disclosure Letter, the consummation of the transactions contemplated by this Agreement, either alone or in combination with any other event, will not give rise to any liability under any Employee Benefit Plan, including, without limitation, liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation of benefits due to any current or former employee, officer, director, stockholder or other service provider of the Seller Companies or any direct or indirect Subsidiary thereof engaged in the Business or their beneficiaries. No amount that could be reasonably expected to be received (i) by a Business Employee (whether in cash or property), as a result of the consummation of the transactions contemplated by this Agreement, or (ii) by any employee, officer, director, stockholder or other service provider under any Employee Benefit Plan or otherwise would not be expected to be deductible by reason of Section 280G of the Code or would be subject to the excise Tax under Section 4999 of the Code. Neither any Seller nor any Foreign Subsidiary has any indemnity obligation on or after the Closing Date for any Taxes imposed under Section 4999 or Section 409A of the Code.

(e)          The representations and warranties in this Section 3.13 are the sole and exclusive representations and warranties of Seller related to the employee benefit matters addressed by such Section 3.13.

Section 3.14          Contracts.

(a)          Section 3.14(a) of the Disclosure Letter sets forth an accurate list of the following Contracts to which any Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business is a party or by which any Seller Company or other such direct or indirect Subsidiary of the Seller Companies is bound that is primarily used in, or otherwise necessary for, the operation of the Business (collectively, the “Business Contracts”):

(i)          each Contract (other than purchase orders for Inventory) that involves performance of services or delivery of goods or materials by any Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business of an amount or value in excess of $25,000;

(ii)         each Contract (other than purchase orders for Inventory) that involves performance of services or delivery of goods or materials to any Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business of an amount or value in excess of $25,000;

(iii)        each Lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any personal property (except personal property leases and installment and conditional sales agreements having aggregate payments of less than $25,000);

(iv)        each Contract in respect of Business Intellectual Property (other than licenses for shrinkwrap, clickwrap or other similar commercially available off-the-shelf software that has not been modified or customized by a third party for the Business);

(v)        each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;

(vi)       each joint venture, partnership, and other Contract (however named) involving a sharing of profits, losses, costs, or liabilities by any Seller Company with any other Person;

(vii)      any agreement relating to indebtedness for borrowed money or extensions of credit;

(viii)     each Contract containing covenants that restrict the business activity of any Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business, including, but not limited to, any exclusivity covenants, or limit the freedom of any Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business to engage in any line of business or to compete with any Person;

(ix)        any agreement providing for indemnification by any Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business, other than indemnification provided to customers or vendors in the Ordinary Course of Business;

(x)         any employment or consulting Contract with any Business Employee, or any consultant or contractor of the Business, other than at-will arrangements that do not include severance or “change of control” provisions; and

(xi)        each amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

(b)          Except as set forth in Section 3.14(b) of the Disclosure Letter, as of the date hereof, all of the Business Contracts are in full force and effect and are enforceable in accordance with their terms except to the extent that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally, and (ii) is subject to general principles of equity.

(c)          Except as set forth in Section 3.14(c) of the Disclosure Letter, as of the date hereof, no Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business is in breach in any material respect of or default under (and to Sellers’ Knowledge, no event has occurred which with notice or the passage of time or both would constitute a breach in any material respect of or default under) any Business Contract nor, to Sellers’ Knowledge, is any other party to any such Business Contract in breach in any material respect of or default under such Business Contract.

Section 3.15          Labor Matters. Since January 1, 2012, neither Seller, nor other direct or indirect Subsidiary of the Seller Companies engaged in the Business, has been or is a party to any collective bargaining agreement. There is no material strike, work stoppage, walkout, slowdown or picketing by any Business Employees, nor is any material grievance proceeding in progress or pending, or to Sellers’ Knowledge, threatened, between any Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business, on the one hand, and any Business Employee or any union or collective bargaining unit, on the other hand. Since January 1, 2012, (a) the Sellers with respect to the Business have complied in all material respects with all Legal Requirements relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, worker classification, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health and plant closings and (b) there has not been, there is not presently pending or existing, and, to Sellers’ Knowledge, there is not threatened, any complaint, charge or Proceeding against the Sellers with respect to the Business relating to an alleged material violation of any Legal Requirement pertaining to labor relations or employment matters. To the Sellers’ Knowledge, no executive, key employee, or group of employees has any plans to terminate employment with any of the Seller Companies. All salaried employees of the Seller Companies are listed in Section 3.15 of the Disclosure Letter, which includes the salary level of each such employee. The qualifications of each employee of the Sellers for employment under applicable immigration laws have been reviewed, a properly completed Form I-9 is on file with respect to each such employee, as applicable, and each of the Sellers has complied with the Immigration and Nationality Act, as amended from time to time, and the rules and regulations promulgated thereunder, and to the Sellers’ Knowledge there is no basis for any claim that any of the Sellers are not in compliance with the terms thereof. The Sellers have complied in all material respects with the Workers Adjustment and Retraining Notification Act of 1988, as amended, and all similar Legal Requirements, including applicable provisions of state or local Legal Requirements.

Section 3.16          Insurance. All policies of insurance existing on the date hereof relating to the Business, the Business Assets and the Business Employees (except for any such policies maintained to provide benefits to employees under an Employee Benefit Plan) are in full force and effect, and no Seller Company is in default in any material respect with respect to its obligations under any such insurance policies. All premiums and other payments due from any Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business prior to the date of this Agreement under or on account of any such insurance policies have been paid as of the date hereof or are current under any applicable installment plan of payment. Except as set forth on Section 3.16 of the Disclosure Letter, there is no material insurance claim by any Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business pending under any of the policies in respect of the Business.

Section 3.17          Affiliate Transactions. Except as set forth in Section 3.17 of the Disclosure Letter, there are no Contracts relating to transactions (other than related to continuing employment and benefit matters on arms’ length terms) between the Hong Kong Foreign Subsidiary, on the one hand, and the Sellers or any stockholder, director or executive officer of any Seller Company or any member of such stockholder’s, director’s or executive officer’s immediate family, or any Affiliate of such stockholder, director or executive officer on the other hand (other than agreements related to their employment on arms’ length terms). Except as set forth in Section 3.17 of the Disclosure Letter, no director or executive officer of a Seller Company owns directly or indirectly on an individual or joint basis any interest (other than passive investments in publicly traded securities) in, or serves as an executive officer or director of, any supplier or other Person (other than the other Seller Companies or other direct or indirect Subsidiary of the Seller Companies engaged in the Business) which has a material business relationship with a Seller Company.

Section 3.18          Brokerage. Except as set forth on Section 3.18 of the Disclosure Letter, no Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Purchaser could become liable or obligated.

Section 3.19          FDA and Regulatory Matters. Except as set forth in Section 3.19 of the Disclosure Letter: (a) no Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business has received, in respect of the Business, any written notice of adverse filing, warning letter, untitled letter or other written correspondence or written notice from the U.S. Food and Drug Administration, or any other Governmental Entity, alleging or asserting noncompliance with the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.); (b) each Seller Company is in compliance in all material respects with applicable health care laws, including without limitation, the Federal Food, Drug and Cosmetic Act and the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), and the regulations promulgated pursuant to such laws, and comparable state laws (collectively, the “Health Care Laws”); (c) no Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business has received written notice that any Governmental Entity has taken, is taking or intends to take action to limit, suspend, modify or revoke any Permits required by the Health Care Laws that are applicable to the Business, which has not been resolved in such Seller Company’s favor; and (d) no Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business has, in respect of the Business, either voluntarily or involuntarily, initiated, conducted, issued or caused to be initiated, any recall, market withdrawal, safety alert, post-sale warning, “dear doctor” letter, or other notice or action material to the Business relating to the alleged lack of safety or efficacy of any product or any alleged product defect or violation and, to Sellers’ Knowledge, no Person has initiated or conducted any such notice or action against any Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business. To Sellers’ Knowledge, the research, studies and tests conducted by or on behalf of each Seller Company in respect of the Business have been conducted with reasonable care and in accordance in all material respects with experimental protocols, procedures and controls adopted by such Seller Company pursuant to all Health Care Laws and Permits required by the Health Care Laws that are applicable to the Business or to such Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business.

Section 3.20          Foreign Corrupt Practices; OFAC. No Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business nor, to Sellers’ Knowledge, any director, officer, agent, employee or other person acting on behalf of any Seller Company, or other direct or indirect Subsidiary of the Seller Companies engaged in the Business has (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (c) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, or (d) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment. No Seller Company nor, to Sellers’ Knowledge, any director, officer, agent, employee or Affiliate of any Seller Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department; and the Sellers will not use the Purchase Price, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

Section 3.21          Accounting and Disclosure Controls. Each applicable Seller Company or other direct or indirect Subsidiary of the Seller Companies engaged in the Business maintains a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions related to the Business are executed in accordance with management’s general or specific authorizations, (b) transactions related to the Business are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (c) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (d) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. PHMD maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act) that are effective in ensuring that information required to be disclosed by PHMD in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by PHMD in the reports that it files or submits under the Exchange Act is accumulated and communicated to PHMD’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure. During the twelve (12) months prior to the date hereof, PHMD has not received any notice or correspondence from any accountant relating to any material weakness in any part of the system of internal accounting controls of PHMD.

Section 3.22          Litigation. Section 3.22 of the Disclosure Letter sets forth each instance in which any of the Seller Companies (a) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (b) is a party or, to the Sellers’ Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section 3.22 of the Disclosure Letter could result in any material adverse change in the business, financial condition, operations, results of operations, or future prospects of any of the Seller Companies or the Business. None of the Sellers has any reason to believe that any such action, suit, proceeding, hearing, or investigation may be brought or threatened against any of the Sellers.

Section 3.23          Warranty. No Seller is aware of any basis for warranty claims which would result in costs materially in excess of the costs which have been incurred by any of the Seller Companies in the Ordinary Course of Business. The books and records of the Sellers reflect adequate reserves for all potential warranty claims against the Seller Companies. Section 3.23 of the Disclosure Letter includes copies of the standard terms and conditions of provision of services by the Sellers (containing applicable guaranty, warranty, and indemnity provisions).

Section 3.24          Capitalization of Hong Kong Foreign Subsidiary. The authorized, issued, subscribed and paid-up share capital of the Hong Kong Foreign Subsidiary is as specified in Section 3.24 of the Disclosure Letter. Except as set forth on Section 3.24 of the Disclosure Letter, the Securities have been duly authorized and validly issued. Section 3.24 of the Disclosure Letter discloses the ownership of the issued and outstanding Securities of the Hong Kong Foreign Subsidiaries as between the Sellers. All of the Securities of the Hong Kong Foreign Subsidiary are free and clear of all Liens (other than Permitted Liens and restrictions on transfer arising under applicable securities laws). Except as set forth on Section 3.24 of the Disclosure Letter, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other Contracts that could require the Hong Kong Foreign Subsidiary to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Hong Kong Foreign Subsidiary. No Seller Company is a party to, and there are no, voting trusts, proxies, or other agreements or understandings with respect to the voting or transfer of any of the Securities.

Section 3.25          No Representations as to Brazilian Foreign Subsidiary. Notwithstanding anything to the contrary contained in this Section 3 and for the avoidance of doubt, the Sellers are not making any representations and warranties regarding the Brazilian Foreign Subsidiary.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT

As a material inducement to the Sellers to enter into this Agreement and to sell the Transferred Assets, Purchaser and the Parent hereby jointly and severally represents and warrants to the Sellers as follows:

Section 4.1          Organization, Power; Authorization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Each of Parent and Purchaser has the requisite corporate power and authority and all material Permits necessary to enter into, deliver and carry out its obligations pursuant to this Agreement and the Transaction Documents to which it is or will be a party. The execution, delivery and performance of this Agreement and the Transaction Documents to which it is or will be a party has been duly authorized by each of Parent and the Purchaser.

Section 4.2          Binding Effect; Noncontravention.

(a)          This Agreement has been duly executed and delivered by Purchaser and Parent and (assuming due authorization, execution and delivery by the Sellers) constitutes a valid and binding obligation of Purchaser and Parent which is enforceable against Purchaser and Parent in accordance with its terms, except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a Proceeding at law or in equity).

(b)          The execution, delivery and performance by Purchaser and Parent of this Agreement do not and shall not: (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under or result in a violation of, (iii) result in the creation of any Lien upon the assets of Purchaser and Parent pursuant to, or (iv) require any Permit or authorization, consent, approval, exemption or other action by or declaration or notice to any Person pursuant to (A) any material Contract to which Purchaser or Parent is a party, by which it is bound, or to which any of its assets are subject, or (B) the certificate of incorporation, bylaws or similar governing documents of Purchaser and Parent.

Section 4.3          Consents. No notice to, filing with, or Permit, or consent or approval of any Person (including any Person which provides financing to Parent, Purchaser or its Affiliates) is necessary for the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby by Purchaser and Parent.

Section 4.4          Brokerage. Purchaser and Parent has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Sellers could become liable or obligated.

Section 4.5          Working Capital. As of the date hereof and as of the Closing Date, the Parent has and will have sufficient working capital on hand or committed financing sources to enable the Purchaser to operate the Business following the Closing Date and to pay all fees and expenses incurred by it in connection with the transactions contemplated hereunder.

Section 4.6          Proceedings; Orders. There is no Proceeding or investigation pending or, to the knowledge of Parent and Purchaser, threatened against Parent or Purchaser, its properties or businesses, that (a) challenges the validity of this Agreement or any action taken or to be taken by Purchaser in connection herewith, or (b) seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement, or which, individually or in the aggregate, would impair or delay the ability of Parent or Purchaser to effect the Closing. Parent or Purchaser is not subject to any Order that, individually or in the aggregate, would impair or delay the ability of Parent or Purchaser to affect the Closing.

Section 4.7          Solvency. Immediately after giving effect to the Closing, Purchaser will be able to pay its debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay its probable liability on its debts as they mature. Immediately after giving effect to the transactions contemplated by this Agreement, Purchaser will not have unreasonably small capital with which to carry on the Business. No transfer of property is being made and no obligation is being incurred by Purchaser in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud creditors of Purchaser.

ARTICLE V

COVENANTS

Section 5.1          Public Announcements; SEC Filings. Neither the Sellers, Parent nor Purchaser, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other Parties, except as may be required by listing requirements or Legal Requirements. Notwithstanding the foregoing, the Parties have prepared a joint press release to be issued by the Parties immediately following the execution of this Agreement. The Parties shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all reports, including current reports on Form 8-K and comments thereto, in connection with this Agreement and the transactions contemplated hereby.

Section 5.2          Transaction Expenses; Transfer Taxes.

(a)          Parent and Purchaser shall bear all fees and expenses incurred by Purchaser and its Representatives in connection with the negotiation and execution of this Agreement and each other Transaction Document and the consummation of the transactions contemplated hereby and thereby. The Sellers shall bear all fees and expenses incurred by the Seller Companies in connection with the negotiation and execution of this Agreement and each other Transaction Document and the consummation of the transactions contemplated hereby and thereby.

(b)          Notwithstanding anything to the contrary in this Agreement, all stamp, transfer, documentary, sales, use, registration and other such Taxes, levies and fees (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby (collectively, “Transfer Taxes”), and the reasonable costs of preparing and filing the Tax Returns associated therewith, will be borne solely by the Sellers. All Tax Returns with respect to Transfer Taxes shall be prepared and filed by the Person that customarily is responsible for the filing of such Tax Returns. The Parties shall reasonably cooperate with one another to lawfully minimize Transfer Taxes and the Sellers shall, if Purchaser is the filing party of a particular Transfer Tax Return, pay to Purchaser the associated Transfer Taxes (and costs) to the Purchaser within three (3) Business Days prior to the payment due date of such Transfer Taxes and Purchaser shall duly remit such Taxes to the appropriate Taxing Authority.

Section 5.3          Further Assurances. The Parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things not inconsistent with this Agreement, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the Transaction Documents. In addition, and without limitation of the foregoing, in the event that either Seller shall, following the Closing, come into possession of any of the Business Assets, such Seller shall promptly cause the transfer of such Business Assets to Purchaser and shall take such actions reasonably requested by Purchaser to memorialize such transfer.

Section 5.4          Post-Closing Access. Following the Closing, Purchaser shall provide to PHMD and its Representatives reasonable access to the personnel, representatives, attorneys, accountants, properties, books and records of the Business upon reasonable advance written notice during regular business hours, and will permit PHMD to make copies of any such information in each case to the extent necessary for PHMD to comply with its obligations to the SEC or otherwise under the Exchange Act or to comply with any audit commenced by any relevant governmental authority.

Section 5.5          Employees; Employees Benefit Plans.

(a)          Within twenty-four (24) hours following the Closing (or such other time as the Parties may mutually agree), Purchaser shall, or shall cause one of its Affiliates to, make written offers of employment to certain active Business Employees of the Seller Companies identified by the Parties prior to Closing (collectively, the “Offered Employees”), which offer shall remain open for five days (or such other time as the Parties may mutually agree) following the Closing Date. Each such offer shall provide (i) an annual base salary or hourly wage rate (as the case may be) not less than the base salary or hourly wage rate in effect as of the date hereof, and (ii) employee benefits that are substantially comparable in the aggregate to the employee benefits received by such Offered Employee as of the date hereof, or, in the discretion of Purchaser, employee benefits offered to similarly situated employees of Parent or Purchaser from time to time; provided, that any and all equity awards by Parent or Purchaser shall be at Parent’s sole discretion. The Offered Employees who accept such offers of employment and become employees of Purchaser (or any of its Affiliates) shall be collectively referred to as the “Continuing Employees.” Subject to Purchaser’s compliance with this Section 5.5(a), the Sellers shall be solely responsible for, and liable to pay, severance (if any) that becomes due to a Business Employee and for the provision of health plan continuation coverage in accordance with the requirements of Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable state or local Legal Requirement who (x) is an Offered Employee but rejects Purchaser’s (or its Affiliate’s) offer of employment provided in accordance with this Section 5.5(a) and does not continue employment with the Sellers or any of their Affiliates on or after the Closing Date, (y) is not an Offered Employee and does not continue employment with the Sellers or any of their Affiliates on or after the Closing Date or (z) is a former employee of Sellers or any of their Affiliates as of the Closing Date, in each case in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1985 and the terms of the applicable plans. The Purchaser shall be responsible and pay or reimburse the Sellers for the payroll and other expenses associated with the Offered Employees from and after the Closing Date. The Parties acknowledge and agree that Section 5.5(a) of the Disclosure Schedule has not yet been delivered or agreed upon by the Parties. The Parties shall work together to prepare and agree upon Section 5.5(a) of the Disclosure Schedule within twenty (20) days of the date hereof. Once both Parties mutually agree upon Section 5.5(a) of the Disclosure Schedule in writing it shall automatically become a part of this Agreement.

(b)          As soon as reasonably practicable after the Closing Date or such later date agreed to by the Parties or permitted under the Transition Services Agreement, but in no event later than December 31, 2016, the Parent or the Purchaser shall take, or shall cause one of its Affiliates to take, all actions necessary to implement and establish “employee benefit plans” within the meaning of Section 3(3) of ERISA and a 401(k) plan intended to be qualified under Section 401(a) of the Code (collectively, “Applicable Plans”) in which the Continuing Employees shall be eligible to participate from and after the date of establishment. For purposes of determining eligibility to participate, vesting and benefit accrual in the Applicable Plans, the service of each Continuing Employee prior to the Closing Date shall be treated as service with Purchaser, to the extent recognized by PHMD prior to the Closing Date; provided, however, that such service shall not be recognized to the extent that such recognition would result in any duplication of benefits and Purchaser shall not be required to provide service credit for benefit accrual purposes under any Applicable Plan that is a defined benefit pension plan. In addition, subject to applicable Legal Requirement, Purchaser shall ensure that the Applicable Plans (i) waive, or caused to be waived, all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Continuing Employees under any Applicable Plan in which such Continuing Employees may be eligible to participate after the Closing Date and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid during the plan year in which the Closing Date occurs in satisfying any applicable deductible or out-of-pocket requirements under any Applicable Plans that are welfare plans in which such Continuing Employee is eligible to participate after the Closing Date.

(c)          Except as otherwise provided in the Transition Services Agreement, effective as of the later of the Closing Date and the date on which the Continuing Employees’ employment commences with the Purchaser (such date, the “Transfer Date”), all Continuing Employees shall cease to participate in any Employee Benefit Plan sponsored by the Sellers or any of their Affiliates. The Sellers shall retain all liabilities accrued through the Transfer Date in respect of such Continuing Employees’ participation in Sellers’ Employee Benefit Plans. From and after the Transfer Date, the Purchaser shall, pursuant to and in accordance with the terms of the Transition Services Agreement, have the reimbursement obligations to Seller set forth therein with respect to the costs and expenses associated with participation by the Continuing Employees in any Employee Benefit Plans sponsored by the Sellers or any of their Affiliates.

(d)          Nothing contained in this Section 5.5, expressed or implied, shall (i) be treated as the establishment, amendment or modification of any Employee Benefit Plan or Applicable Plan or, except as expressly set forth in this Section 5.5, constitute a limitation on rights to amend, modify, merge or terminate after the Closing Date any Employee Benefit Plan or Applicable Plan, (ii) give any current or former employee, officer, director or other independent contractor (including any beneficiary or dependent of the foregoing) of the Parties or their respective Affiliates any third party beneficiary or other rights, or (iii) except as explicitly set forth in this Section 5.5, obligate Purchaser or any of its Affiliates to (A) maintain any particular Employee Benefit Plan or Applicable Plan, or (B) retain the employment or services of any current or former employee, officer, director or other service provider.

Section 5.6          Non-Compete and Non-Solicitation.

(a)          The Sellers agree that for a period of five (5) years after the Closing Date no Seller shall, either directly or indirectly, alone or with others, engage in, own, manage, operate, finance, control, or provide services to, any Person that sells, distributes or otherwise provides, for use any of the Consumer Products; provided, that nothing in this Section 5.6(a) shall preclude any Seller from owning, solely as an investment, up to 5% of any Person engaged in any such business. The Sellers shall take commercially reasonable efforts to promptly enforce any agreements that the Sellers have with their officers, directors, employees, consultants and advisors relating to non-competition of such persons with the Business.

(b)          The Sellers agree that for a period of five (5) years after the Closing Date no Seller shall nor shall any Seller’s officers or directors, without the prior written consent of Purchaser, directly or indirectly solicit the employment or services of, or retain, any Continuing Employee; provided, that the restrictions contained in this Section 5.6(b) shall not apply to solicitations through job fairs or general solicitations or advertisements not directed at any particular individual.

(c)          The Sellers agree that for a period of five (5) years after the Closing Date no Seller shall, without the prior written consent of Purchaser, knowingly cause or attempt to cause any customer of the Business to reduce or terminate its business relationship with Purchaser.

(d)          Purchaser and Parent agree that for a period of five (5) years after the Closing Date neither Purchaser nor Parent nor shall any of their respective officers or directors, without the prior written consent of the Sellers, directly or indirectly solicit the employment or services of, or retain any employee of any Seller (other than any Business Employee) as of the Closing; provided, that the restrictions contained in this Section 5.6(d) shall not apply to solicitations through job fairs or general solicitations or advertisements not directed at any particular individual.

(e)          The Purchaser and the Parent agree that for a period of four (4) years after the Closing Date neither the Purchaser nor the Parent shall, without the prior written consent of the Sellers, knowingly cause or attempt to cause any customer of any Seller or any of their Affiliates to reduce or terminate its business relationship with such Seller or such Affiliate.

(f)          If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in Section 5.6(a), (b), (c), (d) or (e) is invalid or unenforceable, then the Parties agree that the court or tribunal will have the power to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. This Section 5.6 will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(g)          In the event of any breach or attempted breach of any provision contained in Section 5.6(a), (b), (c), (d) or (e), the aggrieved Party shall be entitled to injunctive and other temporary relief without the need to post a bond and, subject to the other limitations herein, to such other and further legal and equitable relief and damages as may be proper.

Section 5.7          PhotoMedex and Radiancy Names. Purchaser understands that subsequent to the Closing, the Sellers will use the names “PhotoMedex” and “Radiancy” and that such names and any and all derivations thereof are excluded from the Transferred Assets hereunder and may not be used by Purchaser, except for certain limited rights outlined in the Transition Services Agreement.

Section 5.8          Notices and Consents. The Sellers will give any notices to third parties and shall use their respective best efforts to obtain any third party consents, that the Purchaser may request in connection with the consummation of the transactions contemplated hereby. Each of the Parties will give any notices to, make any filings with, and use its best efforts to obtain any authorizations, consents, and approvals of Governmental Entities in connection with the transactions contemplated hereby.

Section 5.9          Operation of Business. During the period prior to the Closing, the Sellers shall not engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing, the Sellers shall not engage in any practice, take any action, or enter into any transaction of the sort described in Section 3.5 above.

Section 5.10         Preservation of Business. During the period prior to the Closing, the Sellers shall keep the Business, the Transferred Assets and the Foreign Subsidiaries substantially intact, including the present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, and employees.

Section 5.11         Notice of Developments. During the period prior to the Closing, the Sellers will give prompt written notice to the Purchaser of any material adverse development causing a breach of any of the representations and warranties of the Sellers contained in this Agreement. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of his own representations and warranties set forth above. No disclosure by any Party pursuant to this Section 5.11, however, shall be deemed to amend or supplement the Disclosure Letter or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

Section 5.12         Exclusivity.  During the period prior to the Closing, neither of the Sellers shall (a) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities, or any assets (other than dispositions of inventory or other assets in the Ordinary Course of Business) (including any acquisition structured as a merger, consolidation, or share exchange) or any other transaction that conflicts with this Agreement or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. The Sellers shall notify the Purchaser immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

Section 5.13        Financial Information. The Sellers shall cooperate with the Purchaser and the Purchaser’s independent certified public accounting firm in order to enable the Purchaser to create audited financial statements of the Business prepared in accordance with the GAAP for the two full fiscal years preceding the Closing Date and for the calendar year 2016, by making available the Sellers’ records as they are maintained in the ordinary course of business and answering reasonable questions, the cost for which will be borne by the Purchaser.

Section 5.14         Payment of Excluded Liabilities. After the Closing the Sellers shall promptly pay to the appropriate party any Excluded Liabilities which become due and payable after the Closing.

Section 5.15        Information Statement or other Shareholder Approval by the Parties.

(a)           A majority of the Purchaser’s stockholders have approved this Agreement and the transactions contemplated hereby by written consent in accordance with the applicable provisions of the Nevada Revised Statutes. The Purchaser shall file an information statement relating to such written consent on Schedule 14C (the “Information Statement”) with the SEC within ten (10) business days of the date of this Agreement. The Purchaser shall use commercially reasonable efforts to (a) promptly respond to any comments of the Staff of the SEC relating to such Information Statement and (b) file a definitive Information Statement with the SEC and mail the same to its stockholders as soon as reasonably practicable.

(b)          PHMD intends to seek approval for this transaction from its stockholders in accordance with the applicable provisions of the Nevada Revised Statutes. PHMD intends to file such documents as are required by applicable securities laws with the SEC within ten (10) business days of the date of this Agreement. PHMD shall use commercially reasonable efforts to (a) promptly respond to any comments of the Staff of the SEC relating to such filings and (b) file definitive documentation with the SEC and mail the same to its stockholders as soon as reasonably practicable.

Section 5.16         Post-Closing Marketing/Sales Obligations. From and after the Closing Date and until Purchaser and Parent shall have made payments of royalty to Sellers in the aggregate amount of $4,500,000 in full pursuant to Section 2.2(c) above, Purchaser, Parent and their respective Affiliates shall use their good-faith, best efforts to promote, market, distribute and sell the Consumer Products.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1          Conditions to Obligation of Purchaser.

The obligation of Purchaser to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a)          the representations and warranties set forth in Article III above shall be true and correct in all material respects at and as of the Closing Date;

(b)          the Sellers shall have performed and complied with all of their covenants hereunder in all material respects through the Closing;

(c)          the Sellers shall have procured all of the third party consents specified in Section 3.2(b);

(d)          no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, county, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (iii) affect adversely the right of the Purchaser to own the Transferred Assets and to operate the Business of the Sellers (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(e)          the Sellers shall have delivered to Purchaser a certificate to the effect that each of the conditions specified above in Section 6.1(a)-(d) is satisfied in all respects;

(f)          the Sellers and Purchaser shall have received all authorizations, consents, and approvals of Governmental Entities that are required in order to consummate the transactions contemplated hereby, and none of such authorizations, consents, and approvals shall contain any terms, limitations, or conditions which Purchaser determines in good faith to be materially burdensome to Purchaser, or which restrict Purchaser from owning or operating the Transferred Assets or from conducting the Business in substantially the same manner as conducted on the date hereof;

(g)          Purchaser shall have received from counsel to the Sellers an opinion in form and substance satisfactory to Purchaser, addressed to Purchaser, and dated as of the Closing Date;

(h)          there shall not have been any occurrence, event, incident, action, failure to act, or transaction since June 30, 2016 which has had or is reasonably likely to cause a material adverse effect on the Business;

(i)          Purchaser shall have completed its business, accounting and legal due diligence review of the Business, the Transferred Assets and the Foreign Subsidiaries, and the results thereof shall be reasonably satisfactory to Purchaser;

(j)          Purchaser shall have received such pay-off letters and releases relating to the Indebtedness as it shall have requested and such pay-off letters shall be in form and substance satisfactory to it;

(k)          Purchaser shall have received assignment and assumptions of lease for each Lease in form and substance satisfactory to Purchaser;

(l)           the Sellers shall have complied to the extent necessary with any applicable bulk sales or bulk transfer laws;

(m)         the Inventory included in the Transferred Assets shall include at least $6 million of saleable Inventory for the NoNo Consumer Product calculated on a GAAP basis;

(n)          the Parent shall have obtained the written consent of its stockholders to the transactions contemplated by this Agreement and at least twenty (20) days shall have passed since the filing and mailing of the definitive Information Statement;

(o)          all actions to be taken by the Sellers in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be satisfactory in form and substance to the Purchaser.

Purchaser may waive any condition specified in this Section 6.1 if it executes a written instrument so stating at or prior to the Closing.

Section 6.2          Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction of the following conditions:

(a)          the representations and warranties set forth in Article IV above shall be true and correct in all material respects at and as of the Closing Date;

(b)          Purchaser shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(c)          no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(d)          Purchaser shall have delivered to the Sellers a certificate to the effect that each of the conditions specified above in Section 6.2(a)-(c) is satisfied in all respects;

(e)          The Sellers and Purchaser shall have received all authorizations, consents, and approvals of Governmental Entities that are necessary to consummate the transactions contemplated by this Agreement;

(f)          PHMD shall have obtained the consent of stockholders holding at least a majority of its issued and outstanding common stock to the transactions contemplated by this Agreement and the appropriate time shall have passed since the applicable filings and mailings have been made with the SEC with regard to the transactions contemplated by this Agreement; and

(g)          all actions to be taken by Purchaser in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Sellers.

Any Seller may waive any condition specified in this Section 6.2 if it executes a written instrument so stating at or prior to the Closing.

ARTICLE VII

INDEMNIFICATION

Section 7.1          Indemnification.

(a)          Subject to the limitations set forth in Section 7.3, PHMD agrees from and after the Closing Date to indemnify, defend and hold harmless each of the Parent and the Purchaser and all of their respective officers, managers, directors, shareholders, members, Affiliates, employees and agents (collectively, the “Purchaser Indemnified Persons”) from and against any Losses actually incurred by any of such Purchaser Indemnified Persons arising out of or resulting from (i) any breach by any Seller Company of any representation or warranty of such Seller Company contained in this Agreement or any other Transaction Document, (ii) any breach by any Seller Company of any covenant or other obligation or agreement contained in this Agreement or any other Transaction Document, (iii) the Excluded Liabilities and (iv) any liability of any Seller which is not an Assumed Liability and which is imposed upon the Purchaser under any bulk transfer law of any jurisdiction or under any common law doctrine of de facto merger or successor liability so long as such liability arises out of the ownership, use or operation of the Transferred Assets of the Sellers, or the operation or conduct of the Business prior to the Closing; provided, in each case, that the relevant Purchaser Indemnified Person has submitted to PHMD a Notice of Claim or Third Party Notice, as applicable, in respect thereof prior to the date of expiration of any applicable survival period specified in Section 7.3.

(b)          Subject to the limitations set forth in Section 7.3, each of Parent and Purchaser agrees from and after the Closing Date to indemnify, defend and hold harmless PHMD and all of its and its Affiliates’ respective officers, managers, directors, shareholders, members, Affiliates, employees and agents (the “Seller Indemnified Persons”) from and against any Losses actually incurred by the Seller Indemnified Persons arising out of or resulting from (i) any breach by Parent or Purchaser of any representation or warranty of Parent or Purchaser contained in this Agreement or any other Transaction Document, (ii) any breach by Parent or Purchaser of any covenant or other obligation or agreement of Purchaser contained in this Agreement or any other Transaction Document, and (iii) the Assumed Liabilities; provided, in each case, that the relevant Seller Indemnified Person has submitted to Parent and Purchaser a Notice of Claim or Third Party Notice, as applicable, in respect thereof prior to the date of expiration of any applicable survival period specified in Section 7.3.

Section 7.2          Procedures for Indemnification.

(a)          If any Purchaser Indemnified Person or Seller Indemnified Person (each, an “Indemnified Person”) shall claim indemnification hereunder for any matter (other than a Third Party Claim) for which indemnification is provided in Section 7.1, the Indemnified Person shall promptly after it first obtains knowledge of facts which could reasonably be expected to give rise to Losses that will serve the basis for such claim, give written notice (a “Notice of Claim”) to PHMD or Purchaser, as applicable, setting forth the basis for such claim and the nature and estimated amount of the claim to the extent then feasible (which estimate shall not be conclusive of the final amount of the claim), all in reasonable detail; provided, that the failure of any Indemnified Person to give timely notice thereof shall not affect any of its rights to indemnification hereunder nor relieve PHMD or Purchaser, as the case may be, from any of its indemnification obligations hereunder, except to the extent that it is actually prejudiced by such failure. If PHMD or Purchaser, as applicable, disputes any claim set forth in the Notice of Claim, it may, at any time deliver to the Indemnified Person that has given the Notice of Claim a written notice indicating its dispute of such Notice of Claim, and the Parties shall attempt in good faith for a period of thirty (30) days after delivery of the dispute notice to agree upon the rights of the Parties with respect to such Notice of Claim. If no such agreement can be reached after good faith negotiation, the Parties shall have the rights and remedies, if any, available to them under this Agreement or applicable Legal Requirements.

(b)          If an Indemnified Person shall claim indemnification hereunder arising from any Third Party Claim for which indemnification is provided in Section 7.1, the Indemnified Person shall promptly after it first obtains knowledge of such Third Party Claim, give written notice (a “Third Party Notice”) to PHMD or Purchaser, as applicable (each, an “Indemnifying Person”), of the basis for such claim, setting forth the nature of the claim or demand in reasonable detail to the extent known by the Indemnified Person; provided, that the failure of any Indemnified Person to give timely notice thereof shall not affect any of its rights to indemnification hereunder nor relieve PHMD or Purchaser, as the case may be, from any of its indemnification obligations hereunder, except to the extent that it is actually prejudiced by such failure. The Indemnifying Person, upon notice to the Indemnified Person, may at any time within thirty (30) days after receiving a Third Party Notice, at its own cost and through counsel of its choosing and reasonably acceptable to the Indemnified Person, defend any claim or demand set forth in a Third Party Notice. The Indemnifying Person shall have the right to compromise and settle all indemnifiable matters related to Third Party Claims which are susceptible to being settled and as to which it shall have properly assumed the defense; provided, that the Indemnifying Party shall not, without the prior written consent of the Indemnified Person settle or compromise any Third Party Claim or consent to the entry of any final judgment that does not include as an unconditional term thereof the delivery by the claimant or plaintiff of a written release or releases from all liability in respect of such Third Party Claim of all Indemnified Persons named in such Third Party Claim and the sole relief for which are monetary damages that are paid in full by the Indemnifying Party. In the event that a particular Third Party Claim is subject to the limitations set forth in Section 7.3(b) and the aggregate amount of such Third Party Claim exceeds the Indemnifying Person’s applicable maximum aggregate liability, the Indemnifying Person shall not reject any settlement or compromise offer without the prior consent of the Indemnified Person. The Indemnifying Person shall from time to time and otherwise at the Indemnified Person’s request apprise the Indemnified Person of the status of the claim, liability or expense and any resulting Proceeding and shall furnish the Indemnified Person with such documents and information filed or delivered in connection with such claim, liability or expense or otherwise thereto as the Indemnified Person may reasonably request, and shall diligently defend the applicable Third-Party Claim. The Indemnified Person shall not admit any liability to any third party in connection with any matter which is the subject of a Notice of Claim as to which the Indemnifying Party shall have properly assumed the defense and shall cooperate fully in the manner requested by the Indemnifying Party in the defense of such claim. Notwithstanding anything herein stated, the Indemnified Person shall at all times have the right to fully participate in such defense at its own expense directly or through counsel; provided, however, that if there exists a material conflict of interest between the Indemnified Person, on the one hand, and the Indemnifying Party, on the other hand, or if the Indemnified Person has been advised by counsel that there may be one or more legal or equitable defenses available to it that are different from or additional to those available to the Indemnifying Party, which, in either case, would make it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Person, then the Indemnified Person shall be entitled to retain its own counsel at the cost and expense of the Indemnifying Person (except that the Indemnifying Party shall not be obligated to pay the fees and expenses of more than one separate counsel for all Indemnified Persons, taken together). Until such time as the Indemnifying Person has timely delivered a notice of intent to defend a Third Party Claim to the Indemnified Person, the Indemnified Person shall, at the expense of the Indemnifying Person, undertake the defense of (with counsel selected by the Indemnified Person and reasonably acceptable to the Indemnifying Person) such claim, liability or expense, and shall have the right to compromise or settle such claim, liability or expense exercising reasonable business judgment; provided, that such compromise or settlement shall not be effected within the first thirty (30) days after Indemnifying Party’s receipt of such Third Party Notice without the prior written consent of the Indemnifying Person (such consent not to be unreasonably withheld, conditioned or delayed).

Section 7.3          Limitations on Indemnification.

(a)          The representations and warranties made in this Agreement shall terminate upon the eighteen (18) month anniversary of the Closing Date, except for the Fundamental Representations, which shall survive as follows: the representations and warranties in Section 3.9 (Tax Matters), Section 3.10 (Environmental Matters), and Section 3.13 (Employee Benefits) shall survive until sixty (60) days following the expiration of the statute of limitations applicable thereto (giving effect to any waiver, mitigation or extension thereof) and all other Fundamental Representations shall survive in perpetuity. All covenants and agreements (including, without limitation, Purchaser’s and Parent’s obligations under Sections 2.2(b) and (c)) shall survive in perpetuity.

(b)          Subject to Section 7.3(d) and Section 7.3(e), PHMD’s maximum aggregate liability to Purchaser Indemnified Persons for indemnification (including costs incurred in the defense of such claim) under (i) Section 7.1(a)(i) (other than with respect to Fundamental Representations) shall not exceed $2,250,000; and (ii) Section 7.1 and Section 8.2, in the aggregate, shall not exceed the portion of the Purchase Price actually received by the Sellers. Subject to Section 7.3(d) and Section 7.3(e), Purchaser’s maximum aggregate liability to Seller Indemnified Persons for indemnification (including costs incurred in the defense of such claim) under Section 7.1 shall not exceed the Purchase Price actually received by the Sellers.

(c)          No Purchaser Indemnified Person shall be entitled to indemnification pursuant to Section 7.1(a)(i) (other than with respect to Fundamental Representations which shall not be subject to the limitations of this Section 7.3(c)) unless and until the aggregate Losses incurred by all Purchaser Indemnified Persons in respect of all claims under Section 7.1(a)(i) (other than with respect to Fundamental Representations) collectively exceeds $100,000 whereupon Purchaser Indemnified Persons shall only be entitled to indemnification hereunder (subject to the other provisions of this Article VII) from PHMD for all such Losses incurred by Purchaser Indemnified Persons in excess of such $100,000 threshold.

(d)          The amount of any Losses for which indemnification is provided under this Agreement shall be reduced by (i) any amounts realized by the Indemnified Person as a result of any indemnification, contribution or other payment by any third party, (ii) any insurance proceeds actually recovered by any Indemnified Person (which amount shall be reduced by the amount by which insurance premiums for the Indemnified Person are increased as a direct result of the Losses for which such insurance proceeds were received by the Indemnified Person) or any amounts actually recovered by any Indemnified Person pursuant to any indemnification agreement with any Person and (iii) any Tax savings actually realized by the Indemnified Person (or its Affiliate) in the taxable year in which the Loss is incurred. The Indemnified Persons shall use their commercially reasonable efforts to pursue any claims for insurance, Tax benefits, indemnification, contribution and/or other payments available from third parties with respect to Losses for which it will seek, or has sought, indemnification hereunder.

(e)          Notwithstanding anything to the contrary in this Agreement, the limitations, thresholds and qualifications set forth in this Article VII: (i) shall not apply in the case of fraud or willful breach, or (ii) in any manner preclude an Indemnified Person from seeking any non-monetary equitable remedy, including specific performance or a preliminary or permanent injunction.

(f)          The indemnification provided in this Article VII and in Section 8.2 (including all limitations contained herein) shall be the sole and exclusive remedy for all matters relating to this Agreement, the transactions contemplated hereby, and for the breach of any representation, warranty, covenant or agreement contained herein, and the Parties each expressly waive any and all claims which it may have with respect to the foregoing, other than any Indemnification Claims to the extent provided for in this Article VII and in Section 8.2.

(g)          The representations, warranties, covenants and obligations of a Party and the rights and remedies that may be exercised by the Indemnified Persons based on such representations, warranties, covenants and obligations, will survive and not be limited or affected by any investigation conducted by any Indemnified Person with respect to, or any knowledge acquired (or capable of being acquired) by such Indemnified Person at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of, or compliance with or performance of, any such representation, warranty, covenant or obligation, and no Indemnified Person shall be required to show that it relied on any such representation, warranty, covenant or obligation of a Party in order to be entitled to indemnification pursuant to this Article VII.

(h)          Solely for the purpose of calculating Losses arising under this Article VII in respect of a breach of any representation or warranty (but, for the avoidance of doubt, not for the purpose of determining whether any such breach occurred), any Material Adverse Effect, materiality, material or similar limitation set forth in such representation or warranty shall be disregarded.

Section 7.4          Adjustments to Purchase Price. All payments under this Article VII shall be treated as adjustments to the Purchase Price, unless otherwise required by applicable Legal Requirement.

Section 7.5          Recoupment Under Royalty.

(a)          If the Sellers are obligated to indemnify the Purchaser or any other Indemnified Person for any indemnification claim in accordance with this Article VII, Purchaser shall first set-off the amount of such claim against royalty amounts that would otherwise be owed to the Sellers under Section 2.2(c) (the “Royalty”).

(b)          If the Purchaser intends to set-off any amount hereunder, Purchaser shall provide not less than thirty (30) days’ prior written notice to the Sellers of its intention to do so, together with a reasonably detailed explanation of the basis therefor (a “Set-Off Notice”). If, within ten (10) days of its receipt of a Set-Off Notice, the Sellers provide Purchaser with written notice of Sellers’ dispute with Purchaser’s right to make such set-off, Purchaser and Seller (and their respective representatives and advisors) shall meet (which may be accomplished telephonically) in good faith within five (5) days to attempt to resolve their dispute. If such dispute remains unresolved despite Purchaser’s good faith attempt to meet with the Sellers and resolve such dispute, Purchaser may set-off under this Section 7.5 only (a) with respect to those indemnification claims that have been Finally Determined (as defined below), (b) as described in the following sentence or (c) with the prior written consent of the Sellers.

(c)          In the event of a dispute with respect to any indemnification claim against Sellers made in good faith pursuant to this Article VII, and the liability for and amount of Losses therefore, Purchaser may withhold any payments due to the Sellers under the Royalty, up to the disputed amount, but only if the Purchaser deposits such withheld amounts into escrow in accordance with a mutually agreed upon escrow agreement, provided that if the parties cannot agree upon the terms of the escrow agreement or the escrow agent, the Purchaser shall deposit the withheld payments with a court of competent jurisdiction in Wayne, Pennsylvania. For purposes of this Agreement, the term “Finally Determined” shall mean with respect to any indemnification claim made, and the liability for and amount of Losses therefor, when the parties to such claim have so determined by mutual agreement or, if disputed, when a judgment has been issued by a court having proper jurisdiction.

ARTICLE VIII

TAX MATTERS

Section 8.1          Cooperation on Tax Matters.

(a)          The Parties shall reasonably cooperate with each other and with each other’s agents, including accounting firms and legal counsel, in connection with: (i) the preparation and filing of Tax Returns pursuant to this Article VIII; and (ii) Tax Proceedings. Further, each Party shall provide to the other reasonable access to the books and records in such Party’s possession in connection with the preparation and filing of Tax Returns or the conduct of a Tax Proceeding. Any information or documents provided under this Section 8.1 shall be kept confidential by the Party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any Proceedings relating to Taxes.

(b)          Purchaser shall promptly notify PHMD in writing upon receipt by Purchaser or any of their Affiliates of notice of any Proceeding with respect to Taxes of a Foreign Subsidiary which could result in any Tax liability for which a Seller may be liable to a Purchaser Indemnified Person hereunder (“Tax Proceedings”), provided, that the failure of Purchaser to give prompt notice thereof shall not affect any of its rights to indemnification hereunder nor relieve PHMD from any of its indemnification obligations hereunder, except to the extent that Purchaser is materially prejudiced by such failure. The disposition of such Tax Proceedings shall be governed by the procedures of Section 7.2; provided, however, that, notwithstanding any other provision of this Agreement, PHMD shall have sole control over all Tax Proceedings that are disclosed on the Disclosure Letter hereto, and all Tax Proceedings with respect to a Foreign Subsidiary where the applicable Tax Returns are not filed by a Foreign Subsidiary separately from PHMD or its Affiliates, and neither Purchaser nor any of its Affiliates shall have participation rights, or the ability to approve settlements of, such Tax Proceedings, and Purchaser shall promptly cause PHMD to receive all authorizations necessary to conduct and dispose of such Tax Proceedings, provided however, that no settlement of such Tax Proceedings shall entered into without the prior written consent of the Purchaser (not to be unreasonably withheld or delayed) if the settlement has an adverse tax effect on Purchaser or its Affiliates (including a Foreign Subsidiary) for taxable periods (or portions thereof) beginning after the Closing Date or results in a Tax liability for which Purchaser would not be fully indemnified by PHMD under this Agreement.

Section 8.2          Tax Indemnification.  PHMD shall indemnify the Purchaser Indemnified Persons and hold them harmless from and against (a) all Taxes of a Foreign Subsidiary for the Pre-Closing Tax Period (other than Taxes attributable to any extraordinary transactions undertaken on the Closing Date at the direction of Purchaser), (b) all Taxes of Seller Companies or any Affiliates thereof (other than a Foreign Subsidiary), including any liability for Taxes allocable to or arising out of the Business or ownership of the Transferred Assets for any Pre-Closing Tax Period and including all Taxes incurred by the Seller Companies or any Affiliates thereof (other than a Foreign Subsidiary) due to the conveyance by PHMD and its Affiliates of the Transferred Assets under this Agreement); and (c) all Taxes that are the responsibility of Sellers pursuant to Section 5.2(b).  PHMD’s obligation to indemnify and hold harmless Purchaser and each Purchaser Affiliate under this Section 8.2 shall survive until sixty (60) days following the expiration of the statute of limitations applicable to the underlying Tax (giving effect to any waiver, mitigation or extension of the subject statute of limitations); provided, however, that if notice of a claim shall have been timely given to PHMD under Section 7.2 or Section 8.1(b) on or prior to such survival termination date, PHMD’s obligation to indemnify and hold harmless the Purchaser Indemnified Persons in respect of such claim shall survive beyond such date until such claim for indemnification has been satisfied or otherwise resolved.  Any amounts paid or payable under this Section 8.2 shall be without duplication with amounts otherwise payable under this Agreement.

Section 8.3          Straddle Period. In the case of any Taxable Period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes for the Pre-Closing Tax Period shall be determined as follows:

(a)          In the case of Taxes based upon income, gross receipts (such as sales taxes) or specific transactions such as the sale or other transfer of property and payroll, the amount of Taxes attributable to any Pre-Closing Tax Period shall be determined by closing the books of the relevant Seller Company as of the end of the Closing Date.

(b)          In the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of Taxes attributable to any Pre-Closing Tax Period shall be equal to the amount of Taxes for such Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Tax Period included in the Straddle Period and the denominator of which is the total number of days in the Straddle Period.

Section 8.4           Responsibility for Filing Tax Returns for Periods through Closing Date.

(a)          PHMD shall prepare all Tax Returns of each Foreign Subsidiary for all Taxable Periods ending on or before the Closing Date in a manner consistent with past practice of each Foreign Subsidiary, unless otherwise required under applicable Legal Requirements.  PHMD shall provide Purchaser with drafts of such Tax Returns (along with supporting workpapers and schedules) within sixty (60) days of the due date therefor (including timely requested extensions), and Purchaser shall be allowed to review such Tax Returns and provide PHMD with comments thereto, with PHMD to accept all reasonable comments provided by Purchaser within thirty (30) days of the receipt of the original or revised draft (as applicable), and with such Tax Returns, as finally agreed between the Parties, to then be filed by the Party legally required to file such Tax Returns.  Notwithstanding the foregoing, in the case of a Tax Return that is due within thirty (30) days after the Closing Date (including extensions thereof), PHMD shall provide a copy of such Tax Return (along with supporting workpapers and schedules) and the Purchaser shall review and comment, in each case as soon as practical before the filing due date (including extensions).  Purchaser shall cause the Foreign Subsidiaries to timely file returns as finally agreed to.  Without duplication for amounts otherwise paid under Section 7.1(a) or Section 8.2.  PHMD shall pay all Taxes shown due and payable on such Tax Returns.

(b)          Purchaser shall prepare all Tax Returns of each Foreign Subsidiary for Straddle Periods in a manner consistent with past practice of the Foreign Subsidiaries, unless otherwise required under applicable Legal Requirements.  Purchaser shall provide PHMD with drafts of such Tax Returns (along with supporting workpapers and schedules) within sixty (60) days of the due date therefor (including timely requested extensions), and PHMD shall be allowed to review such Tax Returns and provide Purchaser with comments thereto, with Purchaser to accept all reasonable comments provided by PHMD within thirty (30) days of the receipt of an original or revised draft (as applicable).  Notwithstanding the foregoing, in the case of a Tax Return that is due within thirty (30) days after the Closing Date or the Taxable Period to which it relates (including extensions thereof), the Purchaser shall provide a copy of such Tax Return (along with supporting workpapers and schedules) and PHMD shall review and comment, in each case as soon as practical before the filing due date (including extensions).  PHMD shall reimburse Purchaser for all Taxes shown due and payable on such Tax Returns that are allocable to the Pre-Closing Tax Period no later than three (3) Business Days prior to the due date of the applicable Tax Return.

Section 8.5          Amended Returns and Retroactive Elections. Unless otherwise required under applicable Legal Requirements, Purchaser shall not (a) amend or revoke any Tax Returns filed with respect to any Taxable Period ending on or before the Closing Date or with respect to any Straddle Period, or (b) make any Tax election that has retroactive effect to any such Taxable Period or Straddle Period, in each such case without the prior written consent of PHMD (not to be unreasonably withheld or delayed).

Section 8.6          Refunds and Tax Benefits. Any Tax refunds of Taxes of any Foreign Subsidiaries that are received by Purchaser or the Foreign Subsidiaries, and any amounts credited against Tax of the Foreign Subsidiaries to which Purchaser or the Foreign Subsidiaries become entitled, allocable to the Pre-Closing Tax Period shall be for the account of PHMD, (excluding any refund or credit attributable to any loss in a tax year (or portion of a Straddle Period) beginning after the Closing Date applied (e.g., as a carryback) to income in the Pre-Closing Tax Period), and Purchaser shall pay over or cause to be paid over to PHMD any such refund or the amount of any such credit (net of any Taxes and reasonable expenses of Purchaser or the Foreign Subsidiaries attributable to such refund or credit) within fifteen (15) days after receipt or entitlement thereto.

Section 8.7          Purchase Price Allocations. The Parties agree that the Purchase Price (plus other relevant items) shall be allocated in accordance with Section 1060 of the Code among the Transferred Assets for all Tax purposes as shown on the allocation schedule (the “Allocation Schedule”). A draft of the Allocation Schedule shall be prepared by Parent and delivered to PHMD within sixty (60) days following the Closing Date. If, within forty-five (45) days after the receipt of the Allocation Schedule by PHMD, PHMD notifies Parent in writing that PHMD objects to one or more items reflected in the Allocation Schedule, PHMD and Purchaser shall negotiate in good faith to resolve such dispute; provided, however, that if PHMD and Parent are unable to resolve any dispute with respect to the Allocation Schedule within thirty (30) days following Parent’s receipt of any such notice of objection, each of Parent and PHMD may prepare and shall use (and shall cause its Affiliates to use) its own separate purchase price allocation (each such allocation, a “Separate Allocation”) in connection with the preparation and filing of all Tax Returns, and neither Parent nor Purchaser shall have any liability to PHMD, and PHMD shall have no liability to either Parent or Purchaser, for any Taxes that may be imposed by any Taxing Authority to the extent that such Tax arises as a result of the inconsistencies between the Separate Allocations. If no written objection is delivered by PHMD to Parent within the forty-five (45) day period after PHMD’s receipt of the Allocation Schedule, the Allocation Schedule as prepared by Parent shall deemed to be accepted by PHMD and shall be shall be conclusive and binding upon the Parties. The Parties shall file (and shall cause their Affiliates to file) all Tax Returns (including amended returns and claims for refund) in a manner consistent with the Allocation Schedule if the Allocation is agreed to (or deemed agreed to), as the case may be pursuant to the procedures set forth in this Section 8.7.

Section 8.8          Tax Sharing Agreements.  PHMD shall cause all tax sharing agreements between the Foreign Subsidiaries, on the one hand, and the Sellers (or any other Person) to be terminated effective on the Closing.

ARTICLE IX

TERMINATION

Section 9.1          Termination. This Agreement may be terminated at any time prior to the Closing:

(a)          by mutual written consent of the Parties;

(b)          by any of the Parent or the Purchaser, on the one hand, or the Sellers, on the other hand, if there has been a material misrepresentation or breach of covenant or agreement contained in this Agreement on the part of the other Party and such breach of a covenant or agreement has not been promptly cured after at least fourteen (14) day’s written notice is given;

(c)          by the Parent or the Purchaser if any of the conditions set forth in Section 6.1, shall not have been satisfied before the one hundred twenty (120) day following the date of this Agreement, or such later date as the Parent and the Parties shall mutually agree to in writing;

(d)          by the Sellers if any of the conditions set forth in Section 6.2 shall not have been satisfied before the one hundred twenty (120) day following the date of this Agreement, or such later date as the Parties shall mutually agree to in writing.

ARTICLE X

MISCELLANEOUS

Section 10.1         Confidentiality. On and after the Closing, Parent shall (and shall cause its Affiliates to) maintain the confidentiality of all confidential or proprietary information of the Sellers and agrees not to, directly or indirectly, disclose any such confidential or proprietary information except to the extent that disclosure of any portion thereof is required by Legal Requirement or determined to be necessary to comply with any Legal Requirement or to the extent the information becomes generally available to the public other than as a result of disclosure by Parent or its Affiliates. On and after the Closing, PHMD shall (and shall cause its Affiliates to) maintain the confidentiality of all confidential or proprietary information of Parent and Purchaser and agree not to, directly or indirectly, disclose any such confidential or proprietary information except to the extent that disclosure of any portion thereof is required by Legal Requirement or determined to be necessary to comply with any Legal Requirement or to the extent the information becomes generally available to the public other than as a result of disclosure by PHMD or its Affiliates. For the avoidance of doubt, upon the Closing, information relating to the Business is not confidential or proprietary information of the Sellers.

Section 10.2         Consent to Amendments. This Agreement may be amended or modified, and any provisions of this Agreement may be waived, in each case upon the approval, in writing, executed by, each of the Parties. No other course of dealing between the Parties or any delay in exercising any rights pursuant to this Agreement shall operate as a waiver of any rights of any Party.

Section 10.3         Entire Agreement. This Agreement, including the Disclosure Letter attached hereto, and the other Transaction Documents constitute the entire agreement among the Parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

Section 10.4         Successors and Assigns. Except as otherwise expressly provided in this Agreement, all covenants and agreements set forth in this Agreement by or on behalf of the Parties shall bind and inure to the benefit of the respective successors and permitted assigns of the Parties, whether so expressed or not, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by Parent or Purchaser (on the one hand), or PHMD (on the other hand) without the prior written consent of PHMD or the Parent, as applicable. Any attempted assignment without such consent shall be null and void.

Section 10.5         Mediation; Arbitration and Governing Law. In the event of a dispute between any of the Parties arising under or relating in any way whatsoever to this Agreement, the disputing Parties shall attempt to resolve it through good faith negotiation. Except as otherwise set forth in Section 2.2(c) above, if the dispute is not resolved through such negotiation, then the disputing Parties shall attempt to resolve it through mediation in the State of Pennsylvania, USA, with a neutral, third-party mediator mutually agreed upon by the disputing Parties. Unless otherwise agreed by the disputing Parties, the costs of mediation shall be shared equally. Except as otherwise set forth in Section 2.2(c) above, if the dispute is not resolved through mediation, then upon written demand by one of the disputing Parties it shall be referred to a mutually agreeable arbitrator. The arbitration process shall be conducted in accordance with the laws of the Commonwealth of Pennsylvania, except as modified herein. Venue for the arbitration hearing shall be the State of Pennsylvania, USA. All remedies, legal and equitable, available in court shall also be available in arbitration. The arbitrator’s decision shall be final and binding, and judgment may be entered thereon in a court of competent jurisdiction. This Agreement shall be interpreted and enforced in accordance with the laws of the Commonwealth of Pennsylvania, without regard to conflict of law principles thereof. In any dispute arising out of or relating in way whatsoever to this Agreement, including arbitration, the substantially prevailing Party shall be entitled to recover its costs and attorney fees from the other disputing Parties.

Section 10.6         No Additional Representations; Disclaimer.

(a)          Each of Parent and Purchaser acknowledges and agrees that neither Seller nor any of their respective Representatives, or any other Person acting on behalf of either Seller, or any of their respective Representatives, has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Business or the Transferred Assets, except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the Disclosure Letter. Each of Parent and Purchaser further agrees that neither Seller, nor any of their direct or indirect Representatives (or any of their directors, officers, employees, members, managers, partners, agents or otherwise), will have or be subject to any liability to Parent or Purchaser resulting from the distribution to Parent or Purchaser, or Parent or Purchaser’s use of, any such information, and any information, document or material made available to Parent or Purchaser or its Representatives in certain “data rooms” and online “data sites,” management presentations, management interviews, or any other form in expectation or anticipation of the transactions contemplated by this Agreement.

(b)          Each of Parent and Purchaser acknowledges and agrees that, except for the representations and warranties of PHMD expressly set forth in Article III hereof, the Transferred Assets are being acquired AS IS WITHOUT ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR INTENDED USE OR ANY OTHER EXPRESSED OR IMPLIED WARRANTY. Each of Parent and Purchaser acknowledges and agrees that it is consummating the transactions contemplated by this Agreement and the other Transaction Documents without relying on any representation or warranty, express or implied, whatsoever by the Sellers or any of their Representatives, except for the representations and warranties of the Sellers expressly set forth in Article III hereof.

(c)          In connection with Purchaser’s investigation of the Business, Parent and Purchaser has received, directly or indirectly, through its Representatives, from or on behalf of the Sellers or their Representatives, certain projections, including projected statements of operating revenues, income from operations, and cash flows of the Business (and the business transactions and events underlying such statements) and certain business plan information, projections, presentations, predictions, calculations, estimates and forecasts of the Business and other similar data. Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans, statements, predictions, presentations, calculations and other similar data, that Parent and Purchaser is well aware of such uncertainties, that Parent and Purchaser is making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans, statements, calculations, predictions and other similar data), and that neither Parent, Purchaser, nor any Purchaser Indemnified Person, shall have any claim under any circumstances against either Seller or any other Person with respect thereto or arising therefrom. Accordingly, the Sellers make no representations or warranties whatsoever, to Parent or Purchaser or any other Person, with respect to such estimates, projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data (including the reasonableness of the assumptions underlying such projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data) and no such Person shall be entitled to rely on such estimates, projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data for any purpose, including in connection with the transactions contemplated by this Agreement or the financing thereof.

(d)          In no event shall any of the provisions of Section 10.6(a) through Section 10.6(c) be deemed to modify, qualify amend or otherwise affect in any manner any of the representations and warranties of PHMD in Article III of this Agreement, and Parent and Purchaser hereby reserves any and all rights that it may have with respect the breach or inaccuracy thereof, subject to the other limitations set forth in this Agreement.

Section 10.7          Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand, or (b)  sent by mail, certified or registered mail with postage prepaid or by a nationally recognized next-day or overnight delivery service, in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses or facsimile numbers as a Party may designate by notice to the other Parties). All such notices, consents, waivers and other communications shall be deemed to have been given as follows: (x) if delivered by hand, on the day of such delivery, if prior to 5:00 p.m., and (y) if by mail, certified or registered mail, next-day or overnight delivery, on the day delivered.

If to the Sellers or any Seller Companies to:

PhotoMedex, Inc.

2300 Computer Drive, Building G

Willow Grove, Pennsylvania 19090

Attention: Dennis McGrath, President

Facsimile:

Email: dmcgrath@photomedex.com

with a copy, which shall not constitute notice to the Sellers, to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

Attention: Barry I. Grossman, Esq.

Facsimile: 212-370-7889

Email: bigrossman@egsllp.com

If to Parent or Purchaser, to:

ICTV Brands Inc.

489 Devon Park Drive, Suite 315

Wayne, PA 19087

Attention: Richard Ransom

Facsimile:

Email: Ransom@ictvbrands.com

with a copy, which shall not constitute notice to Parent or Purchaser, to:

BEVILACQUA PLLC

1629 K Street, NW, Suite 300

Washington, DC 20006

Attention: Louis A. Bevilacqua, Esq.

Email: lou@bevilacquapllc.com

Section 10.8          Disclosure Letter. The Disclosure Letter constitutes a part of this Agreement and is incorporated into this Agreement for all purposes as if fully set forth herein. Each disclosure made in the Disclosure Letter shall be organized by reference to the Section of this Agreement to which it applies; provided, that disclosures in the Disclosure Letter with respect to a particular representation or warranty in Article III of this Agreement shall be deemed to be disclosures made with respect to all representations and warranties in Article III of this Agreement with respect to which such disclosure reasonably relates if it is readily apparent that such disclosure would be applicable thereto. Except to the extent that the context otherwise explicitly requires, the disclosure of any item or matter in the Disclosure Letter shall not in and of itself be taken as an indication of the materiality thereof or the level of materiality that is applicable to any representation or warranty set forth herein.

Section 10.9          Counterparts. The Parties may execute this Agreement in two or more counterparts (no one of which need contain the signatures of all Parties), each of which shall be an original and all of which together shall constitute one and the same instrument.

Section 10.10        No Third Party Beneficiaries. Except as otherwise expressly provided in this Agreement, no Person which is not a party shall have any right or obligation pursuant to this Agreement.

Section 10.11        No Strict Construction. Each Party acknowledges that this Agreement has been prepared jointly by the Parties, and shall not be strictly construed against any Party.

Section 10.12        Headings. The headings used in this Agreement are for the purpose of reference only and shall not affect the meaning or interpretation of any provision of this Agreement.

*  *  *  *  *

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

PARENT:

ICTV BRANDS INC.

By:	/s/ Kelvin Claney
Name: Kelvin Claney
Title: Chairman & CEO

PURCHASER:

ICTV Holdings, INC.

By:	/s/ Richard Ransom
Name: Richard Ransom
Title: President

SELLERS:

PhotoMedex, Inc.

By:	/s/ Dennis McGrath
Name: Dennis McGrath
Title: President

RADIANCY, Inc.

By:	/s/ Dennis McGrath
Name: Dennis McGrath
Title: President

PHOTOTHERAPEUTICS LTD.

By:	/s/Yoav Ben-Dror
Name: Yoav Ben-Dror
Title: Director

RADIANCY (ISRAEL) LIMITED

By:	/s/ Yoav Ben-Dror
Name: Yoav Ben-Dror
Title: Director

Appendix 1 Assumed Liabilities

None.

Appendix II Additional Assets to be purchased

None.

Appendix III Excluded Assets

(a)          all cash and cash equivalents of the Seller Companies and their Affiliates;

(b)          all bank accounts and securities of the Sellers and their Affiliates (other than the Foreign Subsidiaries);

(c)          all Intellectual Property other than the Business Intellectual Property;

(d)          the corporate seals, organizational documents, minute books, stock books, Tax Returns, books of account and other records having to do with the corporate organization, maintenance and existence of the Sellers or their Affiliates (other than the Foreign Subsidiaries), all employee-related, employee benefit-related or payroll files or records, other than personnel files of Continuing Employees, and any other books and records which the Sellers are prohibited from disclosing or transferring to Purchaser under applicable Legal Requirement and are required by applicable Legal Requirement to retain;

(e)          those Business Contracts which provide services to the Seller Companies and their Affiliates, including but not limited to contracts with attorneys; accountants and providers of services with regard to the Sellers’ securities;

(f)          all qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications and taxpayer and other identification numbers, in each case, of the Seller and their Affiliates (other than the Foreign Subsidiaries);

(g)          all insurance policies of the Sellers and their Affiliates and all rights to applicable claims and proceeds thereunder;

(h)          any prepaid items and deferred items or credits and deposits of the Sellers and their Affiliates, other than any such item included as an asset in the calculation of Working Capital;

(i)          all claims, rights and, with respect to Proceedings, causes of action, rights to refunds, rights of recovery, rights of set-off and rights of recoupment, and other rights to any action, suit or claim of any nature available to or being pursued by the Sellers or any of their Affiliates (other than the Foreign Subsidiaries), whether arising by way of counterclaim or otherwise, in each case, to the extent such claim or right does not primarily arise out of or relate to a Business Asset or Business Liability;

(j)          the rights which accrue or will accrue to the Sellers under this Agreement, the Transaction Documents or the transfer documentation in respect of the Securities of the Foreign Subsidiaries;

(k)          all rights to the phone numbers for all employees of the Sellers or their Affiliates who are not Offered Employees and the main phone number of PHMD;

(l)          all rights to the e-mail addresses of the Sellers and their Affiliates;

(m)          all rights to the Internet website domain names of the Sellers and their Affiliates (except (i) those Internet website domain names specifically listed on the Intellectual Property disclosure statement, and (ii) any other Internet website domain names that include any of the words "nono," "cleartouch," or "kyrobak," but do not include any of the words "PhotoMedex," "PHMD," “Radiancy” or any part thereof or any other names confusingly similar thereto);

(n)          all rights of the Sellers and their Affiliates to the Avalara, Avalara TAX, Interplx, OptionTrax and ADP software programs;

(o)          all furniture and furnishings, office equipment and supplies, computers and related equipment and telephones used exclusively by each employee of the Sellers or their Affiliates who is not an Offered Employee including, without limitation, the contents of the offices (other than books and records that otherwise constitute Business Assets) of each of the personnel located at the Willow Grove, PA facility, and the offices of Dolev Rafaeli, Therese Joyce, Linda Merxulies, Giora Fishman, Danit Sharir-Reichenberg and Samantha Dubbiosi, located at the Orangeburg, NY facility;

(p)          the cabinets and equipment located in the Orangeburg, NY office which contain the general records and corporate records for Radiancy, Inc.

(q)          all tax, audit and SOX files;

(r)           the records in archive storage (other than books and records that otherwise constitute Business Assets);

(s)          the Permits of the Sellers or their Affiliates not associated with the Transferred Business, including corporate income and franchise tax registrations; sales and use tax registrations; employment withholding, unemployment tax and other employment-related registrations; registrations to do business as filed with the Secretaries of State of various states; registrations with the United States Securities and Exchange Commission and various securities agencies; memberships and registrations with business groups and industry organizations; and registrations related to products and business lines which are not part of the Transferred Business, including FDA-issued 501(k) Clearances related to Radiancy’s professional LHE line of products.

(t)          the Employee Benefit Plans and the 401(k) Savings Plans of PhotoMedex, Inc., Radiancy, Inc. and PhotoMedex Technology, Inc., and all rights in connection with any assets thereof;

(u)          all refunds, rebates, credits and similar items relating to Taxes (i) of the Sellers or their Affiliates, or (ii) arising out of, or relating to, the Business or the Transferred Assets to the extent attributable to Pre-Closing Tax Periods (using the methodology of Section 9.3 for the purpose of allocating Straddle Period Taxes);

(v)          all Tax Returns and Tax records of the Sellers and their Affiliates, other than copies of Tax Returns of the Foreign Subsidiaries that are filed on a separate entity (i.e., standalone) basis;

(w)         all email and computer servers and the attendant hardware located at the offices of Radiancy, Inc., Radiancy (Israel) Ltd. and Photo Therapeutics Ltd.; save that Purchasers shall be entitled to a copy of records regarding the Transferred Business;

(x)          all software programs used to conduct the business of the PhotoMedex corporate group, including the Priority financial and accounting system, and the Avalara tax reporting system;

(y)          all assets directly related to the Radiancy professional products line, including inventory, intellectual property, tooling and records;

(z)          all accounting and financial records of the corporate group, including those of PhotoMedex, Inc.; Radiancy, Inc.; Radiancy (Israel) Ltd.; and Photo Therapeutics Ltd.; and

(aa)        all other assets and properties that do not constitute Business Assets.